
03056224
NO ACT
P.E 3-28-03



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2003

H. John Michel, Jr.
Drinker Biddle & Reath LLP
One Logan Square
18th and Cherry Streets
Philadelphia, PA 19103-6996

Act 1934
Section
Rule 14A-8
Public Availability 4-4-2003

Re: Submission by Dr. Stuart Glasser

Dear Mr. Michel:

This is in response to your letters dated January 17, 2003, January 22, 2003, February 6, 2003, February 27, 2003 and March 28, 2003. We also have received letters on the proponent's behalf dated January 31, 2003, February 5, 2003 and March 24, 2003. You have requested our concurrence in your view that Dr. Glasser's submission of December 10, 2002 can be excluded from MIIX's proxy materials in reliance on rules 14a-8(b), 14a-8(c), 14a-8(e), 14a-8(i)(1), 14a-8(i)(2), 14a-8(i)(3), 14a-8(i)(4), 14a-8(i)(7), 14a-8(i)(8) and 14a-8(i)(13).

Based on the facts presented, the Division does not believe that Dr. Glasser's submission involves a rule 14a-8 issue. Accordingly, we do not intend to express any view regarding the applicability of rule 14a-8 to the matter covered by your letter.

Sincerely,

Gail A. Pierce
Attorney-Advisor

Enclosures

cc: Harvey J. Kesner
Lampf, Lipkind, Prupis & Petigrow
210 East 49th Street, Suite 400
New York, NY 10017

DrinkerBiddle&Reath LLP

H. John Michel, Jr.
215-988-2515
john.michel@dbr.com

Law Offices
One Logan Square
18TH and Cherry Streets
Philadelphia, PA
19103-6996

215-988-2700
215-988-2757 fax
www.drinkerbiddle.com

NEW YORK
WASHINGTON
LOS ANGELES
SAN FRANCISCO
PRINCETON
FLORHAM PARK
BERWYN
WILMINGTON

January 22, 2003

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: **The MIIX Group, Incorporated --**
Proposed Exclusion of Five Shareholder
Proposals of Stuart Glasser, M.D., as Untimely
Under Rule 14a-8(e) – Supplemental Information

Ladies and Gentlemen:

On Friday, January 17, 2003, The MIIX Group, Incorporated, a Delaware corporation (the "Company"), sent to the Securities and Exchange Commission (the "Commission") a letter (the "No-Action Request") requesting that the staff of the Division of Corporation Finance (the "Staff") indicate that it will not recommend any enforcement action to the Commission if the Company proceeds to exclude from its proxy statement and form of proxy for the Company's 2003 annual meeting of shareholders, as untimely under Rule 14a-8(e), five shareholder proposals purportedly made by counsel to Dr. Stuart Glasser on his behalf. All capitalized terms not otherwise defined in this letter have the meanings ascribed to them in the No-Action Request.

On January 17, 2003, after our No-Action Request had been submitted to a commercial carrier for delivery, we received a letter from Dr. Glasser's counsel (the "January 17 Letter"). To ensure that the record is complete, we are forwarding a copy of the January 17 Letter with this letter.

In the January 17 Letter, counsel to Dr. Glasser clarifies for the first time, after four separate letters to the Company or the undersigned, that his client desires that the Company mail his "proposals" and "statement" pursuant to SEC Rules 14a-7 and 14a-8. In addition, after realizing that his "supporting statement" exceeded the maximum 500-word limit in Rule 14a-8(d), Dr. Glasser has shortened his "statement" to less than 500 words. His statement still contains five "proposals," however, and for this reason among others, it still does not comply with Rule 14a-8.

Established 1849

DrinkerBiddle&Reath LLP

If it was counsel's intent that the Company include his client's material in its 2003 proxy, he should have made this request in the December 10 Letter. As such, we reiterate our view that the December 10 Letter was not a timely Rule 14a-8 request and that subsequent efforts by Dr. Glasser's counsel, culminating with the January 17 Letter, to convert the December 10 Letter into a Rule 14a-8 request is not supported by prior Staff interpretations. That Dr. Glasser's counsel waited until January 17, 2003 to first clarify his client's intents further demonstrates that Dr. Glasser's counsel has made misleading submissions to the Company in an attempt to manipulate it into including his "proposals" in its 2003 proxy for its annual meeting pursuant to Rule 14a-8.

We reiterate each of the reasons stated in the No-Action Request for excluding Dr. Glasser's "statement" and "proposals" from the Company's 2003 proxy.

Thank you for your prompt attention to this matter.

Very truly yours,



H. John Michel, Jr.

HJM/jmm

cc: Harvey J. Kesner, Esq.
David D'Aloia, Esq.
Patricia Costante, Chief Executive Officer

LAMPF, LIPKIND, PRUPIS & PETIGROW

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

210 EAST 49TH STREET, SUITE 400
NEW YORK, NEW YORK 10017
TEL: (212) 527-9974
FAX: (212) 527-9976

WILLIAM D. LIPKIND
STEPHEN E. LAMPF
NEIL L. PRUPIS
PAUL M. PETIGROW*
ELIZABETH GASSER
ANDREW S. BERNS
ANDREW M. EPSTEIN
GRACE D. MACK*
SHEILA TARABOUR*
HARVEY J. KESNER

LOIS S. FELDMAN***
JILL LAZARE *
DOUG SCHNEIDMAN*

OF COUNSEL
THEODORE I. BOTTER*
NEIL OSWALD ERIKSEN*
THERESA BORZELLI

*ALSO MEMBER OF N.Y. BAR
**ALSO MEMBER OF PA BAR
***ALSO MEMBER OF D.C. BAR/
MEMBER OF N.Y. & D.C. BAR ONLY

NEW JERSEY OFFICE:
80 MAIN STREET
WEST ORANGE, NJ 07052
Tel: (973) 325-2100
Direct: (973) 736-1561

FACSIMILE
(973) 325-2839
(973) 243-0984

January 17, 2003

VIA FACSIMILE AND MAIL
H. John Michel, Jr., Esq.
Drinker Biddle & Reath, LLP
One Logan Square
18th and Cherry Streets
Philadelphia, PA 19103-6996

Re: The MIIX Group, Incorporated ("MIIX")

Dear Jack:

This will confirm receipt of the stock list for MIIX, received yesterday. In our conversation of last week you advised that MIIX had engaged Delaware counsel for further direction regarding the request for examination of books and records described in my letter of January 8, 2003 addressed to David J. D'Aloia, Esq. on behalf of our client Stuart Glasser. You indicated that you would provide a further response to the additional request this week. That has not been forthcoming. At your convenience next week, I would like to discuss with you the direction you have received from Delaware counsel and where your client presently stands on these demands if we are to be able to avoid further steps to obtain information to which I believe our client has an absolute right.

In your letter of January 9, 2003 you have concurred with my view that Delaware GCL Section 220 and Rule 14a-7 operate independently. You informed me in our recent extended telephone call on our client's proposed letter to stockholders that MIIX has not yet set a date for its 2003 Annual Meeting, nor commenced preparation for management's own proxy mailing, but that you intended our materials be included with management's mailing.

Accordingly, we defer until management is prepared to undertake its own solicitation our request that material of our client be mailed pursuant to Rule 14a-7 by the company. In this regard, I find your client's estimate of the additional cost of mailing our client's letter contemporaneously with management's soliciting materials of $15,191.50 ($2.03 per holder), as quoted in your letter of December 23, 2002, absurd and in bad faith. I request that you provide me the appropriate support for the company's estimate of the cost of the inclusion of a further single page letter within your client's mailing.

Finally, with regard to your misinterpretation of the shareholder proposal rules contained in Rule 14a-8, I have enclosed for your information a copy of the fax confirmation page and letter dated December 10, 2002 addressed to the attention of the Secretary, The MIIX Group, Incorporated which states, in pertinent part, that the enclosed document includes "the text of various resolutions proposed to be moved for adoption at the [2003 Annual] meeting." Thus, our client has made a timely and proper request under Rule 14a-8. Furthermore, no notification of the company's views that the proposal contained *any* defects was received until your letter of January 9, 2003, well beyond the 14 day period permitted. Rule 14a-8(f)(1)(question 6). Accordingly, the company is obligated to include the entire document.

I am interpreting your objection primarily to the length of the resolutions and supporting statement. In order to bridge your objection and accommodate your understandable size concerns, I have enclosed a revised statement of 488 words. Provided you are in agreement, we would accept in satisfaction of the company's obligations inclusion in the proxy statement the statement annexed to this letter in lieu of the December 10, 2002 letter. This would not be in lieu of, but be in addition to, a Rule 14a-7 mailing.

Should you nonetheless determine that any bona-fide basis exists for exclusion and that you still intend to seek an SEC "no-action" position with respect to the requirement that the company include our client's proposals in its proxy statement, I would be happy to have a further discussion with you to the end of agreeing on modifications or revisions that would satisfy your other concerns. Until such time, however, I reiterate that the five paragraphs appearing on page 2 of the Glasser letter which the December 10, 2002 letter advised would be moved for adoption are properly included in the company's proxy and that the supporting statement originally submitted must be included under Rule 14a-8, subject to our offer to accept a revised statement as described in the immediately preceding paragraph.

Very truly yours,



Harvey J. Kesner

cc: Neil Prupis, Esq.
Stuart Glasser, MD

SUPPORTING STATEMENT FOR STUART GLASSER, MD CORPORATE GOVERNANCE PROPOSALS FOR ADOPTION AT 2003 ANNUAL MEETING:

My name is Stuart Glasser. I am a practicing dermatologist and stockholder of The MIIX Group Incorporated. My concerns for MIIX and our investment focus upon management's role in starting a new insurance company known as MIIX Advantage and the dual role our Board and management team play in that business. Your management organized and approved transactions with a competing company which they themselves founded and on which they also serve as the officers and directors, utilizing the assets, names, customers, goodwill, renewal rights and services of your company to conduct business. This new company, MIIX Advantage, has its own stockholders and investors who stand to profit from its success. The business plan your management submitted to the New Jersey insurance regulators projects over $8 million in MIIX Advantage annual profit by 2007. It is my understanding that MIIX maintains adequate reserves and surplus to continue in New Jersey and the decision to exit the New Jersey market was made by your management alone, and not imposed by regulators. I also wonder how, if additional capital was available to be raised for MIIX Advantage by your management team, capital to continue or even expand operations was not available to MIIX.

I have proposed a series of stockholder resolutions for adoption that seek to foster a policy of full board and committee independence and transparency, to redeem the company's stockholder rights plan (poison pill) and abandon its other anti-takeover measures that only protect and entrench management, and to investigate the MIIX Advantage transaction. It is my view that management's measures, taken together with the agreements with MIIX Advantage, have deprived the public stockholders of the opportunity to participate in valuable alternative transactions or benefit from continuation of our insurance business. I believe that management's actions have discouraged market-based third-party bids for our company that would benefit the public stockholders.

Specifically, I request that you vote to approve of resolutions that require the MIIX Board:

> nominate director candidates such that, if elected, a substantial majority of directors would be independent, and if sufficient independent directors are elected, to appoint entirely independent audit, compensation, governance and nominating committees; and
>
> eliminate the staggered Board and other charter and bylaw impediments that would allow independent stockholder nominees to stand for election as independent members of the Board of Directors; and
>
> eliminate the other anti-takeover provisions such as those preventing stockholder action by written consent and preventing stockholders from calling a special meeting; and
>
> redeem the stockholder rights plan (poison pill); and
>
> launch an independent investigation of conflicts of interest involving MIIX, the MIIX Advantage transaction, potential breaches of fiduciary duty by management that serve

both companies, the theft of corporate opportunity that deprives MIIX from re-entering the potentially lucrative New Jersey malpractice market, the reasons for rejection of alternative transactions that have been presented to the company as alternatives to the MIIX Advantage transaction, and to evaluate additional avenues to maximize stockholder value.

LAMPF, LIPKIND, PRUPIS & PETIGROW
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

210 EAST 49TH STREET, SUITE 400
NEW YORK, NEW YORK 10017
TEL: (212) 527-9974
FAX: (212) 527-9976

WILLIAM D. LIPKIND
STEPHEN E. LAMPF
NEIL L. PRUPIS
PAUL M. PETIGROW*
ELIZABETH GASSER
ANDREW S. BERNS
ANDREW M. EPSTEIN
GRACE D. MACK*
SHEILA TARABOUR*
HARVEY J. KESNER

LOIS S. FELDMAN***
JILL LAZARE *
DOUG SCHNEIDMAN*

OF COUNSEL
THEODORE I. BOTTER*
NEIL OSWALD ERIKSEN*
THERESA BORZELLI

*ALSO MEMBER OF N Y BAR
**ALSO MEMBER OF PA BAR
***ALSO MEMBER OF D C BAR/ MEMBER OF N Y & D C BAR ONLY

NEW JERSEY OFFICE
80 MAIN STREET
WEST ORANGE, NJ 07052
Tel (973) 325-2100
Direct. (973) 736-1561

FACSIMILE
(973) 325-2839
(973) 243-0984

December 10, 2002

VIA CERTIFIED MAIL/RETURN RECEIPT REQUESTED
The MIIX Group, Incorporated
Two Princess Road
Lawrenceville, NJ 08648
Attention: Secretary

Re: Notice of Nominations and Resolutions for 2003 Annual Meeting of Shareholders

Gentlemen:

Enclosed is a copy of a letter intended to advise stockholders of our client's intention to nominate a slate of directors at the 2003 Annual Meeting of Stockholders of The MIIX Group, Incorporated (the "Company"), as well as the text of various resolutions proposed to be moved for adoption at the meeting, recently filed with the SEC under cover of Form PX14A6G.

This letter will serve as notice that the undersigned plans to move for adoption of the five resolutions described in the letter and election of nominees to the Board of Directors at the 2002 Annual Meeting of Stockholders, when scheduled, in accordance with Section 1.09(A)(1)(b) and (2) of the By-Laws of the Company. This notice shall be deemed a continuing notice for the purposes of Section 1.09 requiring notification not less than ninety, nor more than 120, days prior to the scheduled date of the Annual Meeting and shall be effective upon the determination of a record date and date set for such Annual Meeting by the Board of Directors inasmuch as the date for such meeting has not been publicly announced.

Very truly yours,



Harvey J. Kesner

cc: Patricia A. Costante, Chairwoman and CEO
David D'Aloia, Esq.
Stuart Glasser, MD

LAMPF, LIPKIND, PRUPIS & PETIGROW

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

210 EAST 49TH STREET, SUITE 400
NEW YORK, NEW YORK 10017
TEL: (212) 527-9974
FAX: (212) 527-9976

WILLIAM D. LIPKIND
STEPHEN E. LAMPF
NEIL L. PRUPIS
PAUL M. PETIGROW*
ELIZABETH GASSER
ANDREW S. BERNS
ANDREW M. EPSTEIN
GRACE D. MACK*
SHEILA TARABOUR*
HARVEY J. KESNER

LOIS S. FELDMAN***
JILL LAZARE *
DOUG SCHNEIDMAN*

OF COUNSEL
THEODORE I. BOTTER*
NEIL OSWALD ERIKSEN*
THERESA BORZELLI

*ALSO MEMBER OF N.Y. BAR
**ALSO MEMBER OF PA BAR
***ALSO MEMBER OF D.C. BAR/
MEMBER OF N.Y. & D.C. BAR ONLY

NEW JERSEY OFFICE:
80 MAIN STREET
WEST ORANGE, NJ 07052
Tel: (973) 325-2100
Direct: (973) 736-1561

FACSIMILE
(973) 325-2839
(973) 243-0964

January 31, 2003

VIA UPS OVERNIGHT MAIL
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: The MIIX Group, Incorporated
Response to Request to Exclude Shareholder
Proposals of Stuart Glasser, M.D. as Untimely
Under Rule 14a-8(e)

Gentlemen:

We represent Stuart Glasser, M.D. the proponent of certain resolutions for inclusion in the proxy statement of The MIIX Group, Incorporated ("MIIX" or the "Company") for the 2003 Annual Meeting of Shareholders (the "Annual Meeting") under Rule 14a-8 ("Rule 14a-8") promulgated by the Securities and Exchange Commission ("Commission") under the Securities Exchange Act of 1934 (the "Act"). We submit this statement under Rule 14a-8(k)(Question 11) in response to objections to the inclusion of our client's materials.

We have received a copy of a letter dated January 17, 2003 as supplemented by a letter dated January 22, 2003 addressed to the staff of the Office of Chief Counsel by Drinker Biddle & Reath L.L.P. seeking confirmation that the staff will not recommend enforcement action if the Company excludes Dr. Glasser's proposals from the 2003 Annual Meeting proxy as untimely. This letter responds to the Drinker Biddle letters and objects to the MIIX request for a no-action position for the reasons set forth below.

No Prejudice Has Been or Can be Alleged

Even as of the date of this letter, MIIX has neither set a record date nor scheduled its 2003 Annual Meeting. Assuming that the over-riding purpose of Rule 14a-8's strict timing provisions is to avoid undue prejudice or delay to registrants in meeting their regulatory duties under the tight time schedules required after year-end to prepare, print, and mail their annual report and proxy materials during the annual proxy season, no such prejudice, delay or inconvenience has been or can be alleged by MIIX.

Dr. Glasser's Notice Is Timely Since it Complies With Rule 14a-8(e)(2)(Question 5(2)) and the Company's Own By-Laws

Dr. Glasser has provided timely notice to MIIX of his desire that MIIX include in the Company's proxy statement and proxy his resolutions and supporting statement, having delivered his notice to the Secretary of MIIX within 120 days prior to the anniversary of the date on which MIIX first released its proxy statement in connection with the 2002 Annual Meeting.

MIIX' 2002 proxy statement erroneously states that November 29, 2003 was the last day for Rule 14a-8 proposals to be received for inclusion in its 2003 proxy. As acknowledged in Drinker Biddle's January 17 letter to the staff, the 2002 Annual Meeting proxy statement contains incorrect and inaccurate information concerning the correct date for 2003 notices.

It is undisputed that there was delivered to MIIX' secretary in the afternoon of December 10, 2002 Dr. Glasser's first notice. Notwithstanding the Company's protestations that it did not understand that notice as given within the meaning of Rule 14a-8 as a shareholder proposal, neither the Company by-laws nor Rule 14a-8 require any "magic words" be used and only that notice of a proponent's resolutions be provided putting the Company on notice that it must accommodate such request while it begins the steps of drafting its proxy[1]. The Company has not scheduled any date for the 2003 Annual Meeting and it would not have been possible to provide any additional information that the notice applied to resolutions concerning a specific meeting not yet scheduled or a proxy not yet drafted.

Rule 14a-8 provides a 120 day period within which there must be delivered to the Company Secretary written notice of any proposals a shareholder intends to make in advance of an annual meeting. MIIX' own by-laws are more liberal providing that notice is considered timely if delivered to the secretary "not less than *ninety* days not more than one hundred and twenty days prior to the first anniversary of the preceding year's annual meeting." (Section 1.09(A)(2). (A copy of Section 1.09 has been enclosed herewith). Counsel to MIIX asserts Dr Glasser's December 10, 2002 letter may have been ambiguous, which it was not, and claims to have misunderstood its meaning, but then also acknowledges that any ambiguity was cleared up by Dr. Glasser's subsequent letters of December 16, 2002 and December 17, 2002. Even if such additional letters are the first time that MIIX understood Dr. Glasser's intent that MIIX include

[1] While MIIX' request to exclude Dr. Glasser's proposal is made on the basis of untimely notice, counsel has raised various additional issues throughout its letter dated January 17, 2003 to the staff. In paragraph 3, for example, we also respond to the claim that proper notice must include affirmation in the notice as to Dr. Glasser's status as a shareholder for a continuous one-year period. This is contrary to Commission rules which state that "If you are a registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own . . ." Rule 14a-8(b)(2)(Question 2). On December 6, 2002, in response to Dr. Glasser's request to examine the Company's stock list, MIIX' transfer agent generated a stock list delivered subsequently to the undersigned that on the first page thereof shows holdings of Dr. Glasser as record owner of MIIX shares. In total, Dr. Glasser and members of his family are record and beneficial owners of in excess of 500,000 shares of MIIX common stock.

his proposal in its proxy materials, such letters also constitute timely notice under Rule 14a-8 and the by-laws since MIIX did not first release its proxy statement to shareholders in connection with the 2002 Annual Meeting until April 18, 2002.

As reported in the index to the Commission's EDGAR database (a copy of which has been enclosed herewith), MIIX filed its definitive proxy statement dated April 9, 2002 on April 10, 2002 but did not file its 2002 Annual Report to Shareholders until *April 18, 2002*. Under Commission rules, a registrant is required to file, not later than the date first sent or given to shareholders, a copy of each definitive proxy (Rule 14a-6(b)). If regarding an Annual Meeting at which directors are to be elected, no person may be solicited unless each person solicited is concurrently provided certain information and each proxy statement is "accompanied or preceded" by an annual report to security holders containing such information as is required under Regulation 14A and Regulation S-K (Rule 14a-3(a-b)). Such annual report must also be filed with the Commission "no later than the date they are first sent or given to security holders" (Rule 14a-6(b)). Accordingly, it is highly questionable that the Company's claim to have mailed its proxy to stockholders on April 10, 2002 is credible as such a mailing would be in violation of Commission rules and regulations and explicit filing and mailing requirements.

MIIX did not file or mail its proxy and annual report until on or after April 18, 2002 and the due date for 2003 shareholder proposals under Rule 14a-8 would not have lapsed until at least December 18, 2003. MIIX' objection that it did not receive timely notice is entirely misplaced. Even if, as asserted, the relevant date that the Company first "understood" Dr. Glasser's letters to be Rule 14a-8 shareholder proposals was December 10, 2002 at 4:55 P.M., December 16, 2002 or even December 17, 2002 notice was nonetheless timely and places no unreasonable burden on MIIX to include such proposals in its proxy statement.

MIIX should not be permitted to disregard the Commission's rules and regulations as to publication of a notice date in the prior year's proxy, by publishing false and misleading information in its proxy statement regarding following year cutoff dates, or by disregarding the Commission's filing and/or mailing rules so as to unfairly and prematurely cut-off the rights of shareholders to exercise their rights and propose proper actions for adoption, particularly, as here, when the substance of the proposals are as significant to shareholders as those being sought by Dr. Glasser.

Dr. Glaser's Corporate Governance Proposal

Dr. Glasser has presented for approval a proposed corporate governance and transparency resolution that through five measures would require the Board pursue certain governance goals. Under the proposal the Company would effectuate the proposal through an independent Board of Directors unaffiliated with the Medical Society of New Jersey or Advantage Insurance Company. Dr. Glasser cites as one basis therefor the Company's failure to comply with New York Stock Exchange listing requirement and SEC policy requiring appropriate representation on Boards of Directors of "independent" directors. Dr. Glasser has made his views known to the Company that certain interested transactions with its insiders during 2002 have received the approval of its directors who stand to profit from such transactions but were not approved by any special committee or by a single independent director[2]. Such actions taken by a 1934 Act reporting company violate both the letter and spirit of the independence philosophy manifested in NYSE and Commission rules and are believed to raise serious questions concerning potential violations of state and federal law. In this era of daily news of yet another corporate scandal and director abuse, Dr. Glasser should be free to exercise the rights provided a public company shareholder through the proxy machinery as well as in any other manner provided by law.

Conclusion

MIIX has not met its burden of demonstrating that it is entitled to exclude Dr. Glasser's proposal on any of the basis set forth in its letters of January 17, 2002 or January 22, 2002. For the reasons set forth herein, we respectfully request the Commission refuse to provide the Company confirmation that the Commission would not recommend enforcement action if the proposal is omitted from MIIX 2003 proxy materials.

Respectfully,



Harvey J. Kesner

cc: H. John Michel, Esq. (w/enclosures by UPS)

---

[2] While the current request for no-action is based upon timeliness alone and the staff should not consider any other basis without a further request and opportunity for response, counsel, in its letter of January 17, 2002 raises as a further basis for exclusion that Dr. Glasser's letter exceeds the 500 word limit allowed under Rule 14a-8(d) for resolutions and supporting statements. Under long-established Commission procedures, for a defect such as size, to be a basis for exclusion such defect must be communicated to a proponent within a firm 14 calendar days of receiving the proposal (Rule 14a-8(f) (Question 6), and an additional 14 calendar days is given to the shareholder to rectify such defects. Only for the first time in its letter of January 17, 2003 does MIIX counsel suggest that it objects to the proposal on the basis of size, in each case, at least 31 days following the December 10, December 16 and December 17 letters. Question 6 states that a Company may exclude a proposal on the basis of certain defects "but only if" within 14 days the Company notifies you, and you have failed adequately to correct it. MIIX, having failed in its obligation to provide 14 day notice is obligated to include the entire submission, proposal and supporting statement regardless of its length. Nonetheless, Dr. Glasser has proposed a reduced 488 word proposal and supporting statement for inclusion provided the Company agrees to include such proposal without further objection. A copy of the revised proposal is annexed to the letter dated January 22, 2003 to the staff from Drinker Biddle & Reath.

Section 1.09. Notice of Stockholder Business and Nominations.

(A) Annual Meetings of Stockholders. (1) Nominations of persons for election to the Board of Directors of the Corporation and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders (a) by or at the direction of the Board of Directors or the Chairman of the Board, or (b) by any stockholder of the Corporation who is entitled to vote at the meeting, who complies with the notice procedures set forth in clauses (2) and (3) of this paragraph and who was a stockholder of record at the time such notice is delivered to the Secretary of the Corporation.

(2) For nominations or other business to be properly brought before an annual meeting by a stockholder, pursuant to clause (b) of paragraph (A)(1) of this By-law, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation. To be timely, a stockholder's notice shall be delivered to the Secretary at the principal executive offices of the Corporation not less than ninety days nor more than one hundred and twenty days prior to the first anniversary of the preceding year's annual meeting; provided, that if the date of the annual meeting is advanced by more than twenty days or delayed by more than seventy days from such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than one hundred and twenty days prior to such annual meeting and not later than the close of business on the later of

the ninetieth day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made. For purposes of determining whether a stockholder's notice shall have been delivered in a timely manner for the annual meeting of stockholders, the "first anniversary of the preceding year's annual meeting" shall be deemed to be October 15, 1997. In no event shall the adjournment of an annual meeting commence a new time period for the giving of a stockholder's notice as described above. Such stockholder's notice shall set forth (a) as to each person whom the stockholder proposes to nominate for election or reelection as a Director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14a-11 thereunder, including such person's written consent to being named in the proxy statement as a nominee and to serving as a Director if elected; (b) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and of any beneficial owner on whose behalf the proposal is made; and (c) as to the stockholder giving the notice and any beneficial owner on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the Corporation's books, and of such beneficial owner and (ii) the class and number of shares of the Corporation which are owned beneficially and of record by such stockholder and such beneficial owner.

(3) Notwithstanding anything in the second sentence of paragraph (A)(2) of this By-law to the contrary, in the event that the number of Directors to be elected to the Board of Directors of the Corporation is increased and there is no public announcement naming all of the nominees for Director or specifying the size of the increased Board of Directors made by the Corporation at least one hundred days prior to the first anniversary of the preceding year's annual meeting,

a stockholder's notice under this paragraph shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the tenth day following the day on which such public announcement is first made by the Corporation.



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1	FMR CORP	[text] [html]	SC 13G/A	07/10/2002	8431
2	FMR CORP	[text] [html]	SC 13G	02/14/2002	13596
3	MARESSA VINCENT A	[text] [html]	4	07/10/2002	7305
4	MIIX GROUP INC	[text] [html]	PX14A6G	12/11/2002	1654
5	MIIX GROUP INC	[text] [html]	10-Q	11/14/2002	228935
6	MIIX GROUP INC	[text] [html]	8-K	11/14/2002	94954
7	MIIX GROUP INC	[text] [html]	8-K	09/12/2002	158422
8	MIIX GROUP INC	[text] [html]	8-K	08/14/2002	7226
9	MIIX GROUP INC	[text] [html]	8-K	08/14/2002	7226
10	MIIX GROUP INC	[text] [html]	10-Q	08/14/2002	122301
11	MIIX GROUP INC	[text] [html]	8-K	07/25/2002	10029
12	MIIX GROUP INC	[text] [html]	4	07/10/2002	7305
13	MIIX GROUP INC	[text] [html]	SC 13G/A	07/10/2002	8431
14	MIIX GROUP INC	[text] [html]	8-K	06/13/2002	8849
15	MIIX GROUP INC	[text] [html]	10-Q	05/15/2002	177231
16	MIIX GROUP INC	[text] [html]	ARS	04/18/2002	1638
17	MIIX GROUP INC	[text] [html]	DEFR14A	04/10/2002	106423
18	MIIX GROUP INC	[text] [html]	10-K	04/01/2002	791210
19	MIIX GROUP INC	[text] [html]	DEF 14A	04/01/2002	105802
20	MIIX GROUP INC	[text] [html]	SC 13G	02/14/2002	13596
21	MIIX GROUP INC	[text] [html]	10-Q	11/13/2001	200701
22	MIIX GROUP INC	[text] [html]	8-K	10/03/2001	9562
23	MIIX GROUP INC	[text] [html]	8-K	08/22/2001	9062
24	MIIX GROUP INC	[text] [html]	10-Q	08/13/2001	191008

25	MIIX GROUP INC	[text] [html]	8-A12G	07/11/2001	5474
26	MIIX GROUP INC	[text] [html]	8-K/A	07/11/2001	203787
27	MIIX GROUP INC	[text] [html]	8-K	06/28/2001	232074
28	MIIX GROUP INC	[text] [html]	10-Q	05/15/2001	67024
29	MIIX GROUP INC	[text] [html]	DEFA14A	04/25/2001	7144
30	MIIX GROUP INC	[text] [html]	8-K	04/24/2001	4515
31	MIIX GROUP INC	[text] [html]	10-K405	04/02/2001	650663
32	MIIX GROUP INC	[text] [html]	DEF 14A	03/30/2001	92197
33	MIIX GROUP INC	[text] [html]	8-K	12/19/2000	5175
34	MIIX GROUP INC	[text] [html]	10-Q	11/14/2000	86269
35	MIIX GROUP INC	[text] [html]	10-Q	08/14/2000	74291
36	MIIX GROUP INC	[text] [html]	10-Q	05/15/2000	65998
37	MIIX GROUP INC	[text] [html]	10-K/A	04/10/2000	10082
38	MIIX GROUP INC	[text] [html]	10-K	03/30/2000	1029505
39	MIIX GROUP INC	[text] [html]	DEF 14A	03/30/2000	73247
40	MIIX GROUP INC	[text] [html]	8-K	12/20/1999	32084
41	MIIX GROUP INC	[text] [html]	10-Q	11/15/1999	269984
42	MIIX GROUP INC	[text] [html]	10-Q	08/16/1999	233145
43	MIIX GROUP INC	[text] [html]	S-8	08/12/1999	28829
44	MIIX GROUP INC	[text] [html]	424B4	07/30/1999	510945
45	MIIX GROUP INC	[text] [html]	S-1/A	07/29/1999	185584
46	MIIX GROUP INC	[text] [html]	10-Q/A	07/27/1999	57305
47	MIIX GROUP INC	[text] [html]	10-K/A	07/27/1999	288935
48	MIIX GROUP INC	[text] [html]	S-1/A	07/13/1999	635696
49	MIIX GROUP INC	[text]	10-Q	05/17/1999	78727
50	MIIX GROUP INC	[text]	S-1/A	04/23/1999	513364
51	MIIX GROUP INC	[text]	10-K405	03/31/1999	412213
52	MIIX GROUP INC	[text]	POS EX	03/10/1999	220895
53	MIIX GROUP INC	[text]	S-1/A	01/29/1999	643796
54	MIIX GROUP INC	[text]	S-1/A	01/08/1999	623597
55	MIIX GROUP INC	[text]	S-1/A	12/07/1998	700843
56	MIIX GROUP INC	[text]	8-A12B	11/03/1998	5142
57	MIIX GROUP INC	[text]	S-1/A	10/28/1998	624425
58	MIIX GROUP INC	[text]	S-1/A	10/02/1998	584694
59	MIIX GROUP INC	[text]	S-1	09/29/1998	498414
60	MIIX GROUP INC	[text]	S-1/A	09/02/1998	1718522
61	MIIX GROUP INC	[text]	S-1	07/17/1998	998803

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LAMPF, LIPKIND, PRUPIS & PETIGROW

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

80 MAIN STREET
WEST ORANGE, NEW JERSEY 07052-5482
(973) 325-2100

WILLIAM D. LIPKIND
STEPHEN E. LAMPF
NEIL L. PRUPIS
PAUL M. PETIGROW*
ELIZABETH GASSER
ANDREW S. BERNS▪
ANDREW M. EPSTEIN
GRACE D. MACK*
SHEILA TARABOUR*
HARVEY J. KESNER◊

LOIS S. FELDMAN**
DOUGLAS P. SCHNEIDMAN*
JILL ANNE LA ZARE*

OF COUNSEL
THEODORE I. BOTTER*
NEIL OSWALD ERIKSEN*
THERESA BORZELLI

*ALSO MEMBER OF N.Y. BAR
**ALSO MEMBER OF N.Y. & D.C. BAR
◊MEMBER OF N.Y. & D.C. BAR ONLY
▪R. 1:40 Qualified Mediator

NEW YORK OFFICE:
210 EAST 49TH STREET, SUITE 400
NEW YORK, NEW YORK 10017
Tel: (212) 527-9974

FACSIMILE
(973) 325-2839
(973) 243-0964

Writer's e-mail address:
schneidman@llpplaw.com

FILE NO. 6935-1

February 5, 2003

Via UPS Overnight Mail
United States Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Mail Stop 4-2
Washington, D.C. 20549
Attn: Ms. Grace Lee

Re: The MIIX Group, Incorporated
Response to Request to Exclude Shareholder
Proposals of Stuart Glasser, M.D. as Untimely
Under Rule 14a-8(e)

Dear Ms. Lee:

In accordance with our discussion on Thursday, January 30, 2003, I enclose a courtesy copy of a statement under Rule 14a-8(k)(Question 11) in response to objections to the inclusion of our client's materials.

Feel free to call Harvey J. Kesner, Esq. or me with any questions.

Very truly yours,



DOUGLAS P. SCHNEIDMAN

DPS
c: Harvey J. Kesner, Esq.

LAMPF, LIPKIND, PRUPIS & PETIGROW

A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

210 EAST 49TH STREET, SUITE 400
NEW YORK, NEW YORK 10017
TEL: (212) 527-9974
FAX: (212) 527-9976

WILLIAM D. LIPKIND
STEPHEN E. LAMPF
NEIL L. PRUPIS
PAUL M. PETIGROW*
ELIZABETH GASSER
ANDREW S. BERNS
ANDREW M. EPSTEIN
GRACE D. MACK*
SHEILA TARABOUR*
HARVEY J. KESNER

LOIS S. FELDMAN***
JILL LAZARE*
DOUG SCHNEIDMAN*

OF COUNSEL
THEODORE I. BOTTER*
NEIL OSWALD ERIKSEN*
THERESA BORZELLI

*ALSO MEMBER OF N.Y. BAR
**ALSO MEMBER OF PA BAR
***ALSO MEMBER OF D.C. BAR/
MEMBER OF N.Y. & D.C. BAR ONLY

NEW JERSEY OFFICE
80 MAIN STREET
WEST ORANGE, NJ 07052
Tel: (973) 325-2100
Direct: (973) 736-1561

FACSIMILE
(973) 325-2839
(973) 243-0964



January 31, 2003

VIA UPS OVERNIGHT MAIL
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: The MIIX Group, Incorporated
Response to Request to Exclude Shareholder
Proposals of Stuart Glasser, M.D. as Untimely
Under Rule 14a-8(e)

Gentlemen:

We represent Stuart Glasser, M.D. the proponent of certain resolutions for inclusion in the proxy statement of The MIIX Group, Incorporated ("MIIX" or the "Company") for the 2003 Annual Meeting of Shareholders (the "Annual Meeting") under Rule 14a-8 ("Rule 14a-8") promulgated by the Securities and Exchange Commission ("Commission") under the Securities Exchange Act of 1934 (the "Act"). We submit this statement under Rule 14a-8(k)(Question 11) in response to objections to the inclusion of our client's materials.

We have received a copy of a letter dated January 17, 2003 as supplemented by a letter dated January 22, 2003 addressed to the staff of the Office of Chief Counsel by Drinker Biddle & Reath L.L.P. seeking confirmation that the staff will not recommend enforcement action if the Company excludes Dr. Glasser's proposals from the 2003 Annual Meeting proxy as untimely. This letter responds to the Drinker Biddle letters and objects to the MIIX request for a no-action position for the reasons set forth below.

No Prejudice Has Been or Can be Alleged

Even as of the date of this letter, MIIX has neither set a record date nor scheduled its 2003 Annual Meeting. Assuming that the over-riding purpose of Rule 14a-8's strict timing provisions is to avoid undue prejudice or delay to registrants in meeting their regulatory duties under the tight time schedules required after year-end to prepare, print, and mail their annual report and proxy materials during the annual proxy season, no such prejudice, delay or inconvenience has been or can be alleged by MIIX.

<u>Dr. Glasser's Notice Is Timely Since it Complies With Rule 14a-8(e)(2)(Question 5(2)) and the Company's Own By-Laws</u>

Dr. Glasser has provided timely notice to MIIX of his desire that MIIX include in the Company's proxy statement and proxy his resolutions and supporting statement, having delivered his notice to the Secretary of MIIX within 120 days prior to the anniversary of the date on which MIIX first released its proxy statement in connection with the 2002 Annual Meeting.

MIIX' 2002 proxy statement erroneously states that November 29, 2003 was the last day for Rule 14a-8 proposals to be received for inclusion in its 2003 proxy. As acknowledged in Drinker Biddle's January 17 letter to the staff, the 2002 Annual Meeting proxy statement contains incorrect and inaccurate information concerning the correct date for 2003 notices.

It is undisputed that there was delivered to MIIX' secretary in the afternoon of December 10, 2002 Dr. Glasser's first notice. Notwithstanding the Company's protestations that it did not understand that notice as given within the meaning of Rule 14a-8 as a shareholder proposal, neither the Company by-laws nor Rule 14a-8 require any "magic words" be used and only that notice of a proponent's resolutions be provided putting the Company on notice that it must accommodate such request while it begins the steps of drafting its proxy[1]. The Company has not scheduled any date for the 2003 Annual Meeting and it would not have been possible to provide any additional information that the notice applied to resolutions concerning a specific meeting not yet scheduled or a proxy not yet drafted.

Rule 14a-8 provides a 120 day period within which there must be delivered to the Company Secretary written notice of any proposals a shareholder intends to make in advance of an annual meeting. MIIX' own by-laws are more liberal providing that notice is considered timely if delivered to the secretary "not less than *ninety* days not more than one hundred and twenty days prior to the first anniversary of the preceding year's annual meeting." (Section 1.09(A)(2). (A copy of Section 1.09 has been enclosed herewith). Counsel to MIIX asserts Dr Glasser's December 10, 2002 letter may have been ambiguous, which it was not, and claims to have misunderstood its meaning, but then also acknowledges that any ambiguity was cleared up by Dr. Glasser's subsequent letters of December 16, 2002 and December 17, 2002. Even if such additional letters are the first time that MIIX understood Dr. Glasser's intent that MIIX include

[1] While MIIX' request to exclude Dr. Glasser's proposal is made on the basis of untimely notice, counsel has raised various additional issues throughout its letter dated January 17, 2003 to the staff. In paragraph 3, for example, we also respond to the claim that proper notice must include affirmation in the notice as to Dr. Glasser's status as a shareholder for a continuous one-year period. This is contrary to Commission rules which state that "If you are a registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own . . ." Rule 14a-8(b)(2)(Question 2). On December 6, 2002, in response to Dr. Glasser's request to examine the Company's stock list, MIIX' transfer agent generated a stock list delivered subsequently to the undersigned that on the first page thereof shows holdings of Dr. Glasser as record owner of MIIX shares. In total, Dr. Glasser and members of his family are record and beneficial owners of in excess of 500,000 shares of MIIX common stock.

his proposal in its proxy materials, such letters also constitute timely notice under Rule 14a-8 and the by-laws since MIIX did not first release its proxy statement to shareholders in connection with the 2002 Annual Meeting until April 18, 2002.

As reported in the index to the Commission's EDGAR database (a copy of which has been enclosed herewith), MIIX filed its definitive proxy statement dated April 9, 2002 on April 10, 2002 but did not file its 2002 Annual Report to Shareholders until *April 18, 2002*. Under Commission rules, a registrant is required to file, not later than the date first sent or given to shareholders, a copy of each definitive proxy (Rule 14a-6(b)). If regarding an Annual Meeting at which directors are to be elected, no person may be solicited unless each person solicited is concurrently provided certain information and each proxy statement is "accompanied or preceded" by an annual report to security holders containing such information as is required under Regulation 14A and Regulation S-K (Rule 14a-3(a-b)). Such annual report must also be filed with the Commission "no later than the date they are first sent or given to security holders" (Rule 14a-6(b)). Accordingly, it is highly questionable that the Company's claim to have mailed its proxy to stockholders on April 10, 2002 is credible as such a mailing would be in violation of Commission rules and regulations and explicit filing and mailing requirements.

MIIX did not file or mail its proxy and annual report until on or after April 18, 2002 and the due date for 2003 shareholder proposals under Rule 14a-8 would not have lapsed until at least December 18, 2003. MIIX' objection that it did not receive timely notice is entirely misplaced. Even if, as asserted, the relevant date that the Company first "understood" Dr. Glasser's letters to be Rule 14a-8 shareholder proposals was December 10, 2002 at 4:55 P.M., December 16, 2002 or even December 17, 2002 notice was nonetheless timely and places no unreasonable burden on MIIX to include such proposals in its proxy statement.

MIIX should not be permitted to disregard the Commission's rules and regulations as to publication of a notice date in the prior year's proxy, by publishing false and misleading information in its proxy statement regarding following year cutoff dates, or by disregarding the Commission's filing and/or mailing rules so as to unfairly and prematurely cut-off the rights of shareholders to exercise their rights and propose proper actions for adoption, particularly, as here, when the substance of the proposals are as significant to shareholders as those being sought by Dr. Glasser.

Dr. Glaser's Corporate Governance Proposal

Dr. Glasser has presented for approval a proposed corporate governance and transparency resolution that through five measures would require the Board pursue certain governance goals. Under the proposal the Company would effectuate the proposal through an independent Board of Directors unaffiliated with the Medical Society of New Jersey or Advantage Insurance Company. Dr. Glasser cites as one basis therefor the Company's failure to comply with New York Stock Exchange listing requirement and SEC policy requiring appropriate representation on Boards of Directors of "independent" directors. Dr. Glasser has made his views known to the Company that certain interested transactions with its insiders during 2002 have received the approval of its directors who stand to profit from such transactions but were not approved by any special committee or by a single independent director[2]. Such actions taken by a 1934 Act reporting company violate both the letter and spirit of the independence philosophy manifested in NYSE and Commission rules and are believed to raise serious questions concerning potential violations of state and federal law. In this era of daily news of yet another corporate scandal and director abuse, Dr. Glasser should be free to exercise the rights provided a public company shareholder through the proxy machinery as well as in any other manner provided by law.

Conclusion

MIIX has not met its burden of demonstrating that it is entitled to exclude Dr. Glasser's proposal on any of the basis set forth in its letters of January 17, 2002 or January 22, 2002. For the reasons set forth herein, we respectfully request the Commission refuse to provide the Company confirmation that the Commission would not recommend enforcement action if the proposal is omitted from MIIX 2003 proxy materials.

Respectfully,



Harvey J. Kesner

cc: H. John Michel, Esq. (w/enclosures by UPS)

---

2 While the current request for no-action is based upon timeliness alone and the staff should not consider any other basis without a further request and opportunity for response, counsel, in its letter of January 17, 2002 raises as a further basis for exclusion that Dr. Glasser's letter exceeds the 500 word limit allowed under Rule 14a-8(d) for resolutions and supporting statements. Under long-established Commission procedures, for a defect such as size, to be a basis for exclusion such defect must be communicated to a proponent within a firm 14 calendar days of receiving the proposal (Rule 14a-8(f) (Question 6), and an additional 14 calendar days is given to the shareholder to rectify such defects. Only for the first time in its letter of January 17, 2003 does MIIX counsel suggest that it objects to the proposal on the basis of size, in each case, at least 31 days following the December 10, December 16 and December 17 letters. Question 6 states that a Company may exclude a proposal on the basis of certain defects "but only if" within 14 days the Company notifies you, and you have failed adequately to correct it. MIIX, having failed in its obligation to provide 14 day notice is obligated to include the entire submission, proposal and supporting statement regardless of its length. Nonetheless, Dr. Glasser has proposed a reduced 488 word proposal and supporting statement for inclusion provided the Company agrees to include such proposal without further objection. A copy of the revised proposal is annexed to the letter dated January 22, 2003 to the staff from Drinker Biddle & Reath.

(A) Annual Meetings of Stockholders. (1) Nominations of persons for election to the Board of Directors of the Corporation and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders (a) by or at the direction of the Board of Directors or the Chairman of the Board, or (b) by any stockholder of the Corporation who is entitled to vote at the meeting, who complies with the notice procedures set forth in clauses (2) and (3) of this paragraph and who was a stockholder of record at the time such notice is delivered to the Secretary of the Corporation.

(2) For nominations or other business to be properly brought before an annual meeting by a stockholder, pursuant to clause (b) of paragraph (A)(1) of this By-law, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation. To be timely, a stockholder's notice shall be delivered to the Secretary at the principal executive offices of the Corporation not less than ninety days nor more than one hundred and twenty days prior to the first anniversary of the preceding year's annual meeting; provided, that if the date of the annual meeting is advanced by more than twenty days or delayed by more than seventy days from such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than one hundred and twenty days prior to such annual meeting and not later than the close of business on the later of

the ninetieth day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made. For purposes of determining whether a stockholder's notice shall have been delivered in a timely manner for the annual meeting of stockholders, the "first anniversary of the preceding year's annual meeting" shall be deemed to be October 15, 1997. In no event shall the adjournment of an annual meeting commence a new time period for the giving of a stockholder's notice as described above. Such stockholder's notice shall set forth (a) as to each person whom the stockholder proposes to nominate for election or reelection as a Director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14a-11 thereunder, including such person's written consent to being named in the proxy statement as a nominee and to serving as a Director if elected; (b) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and of any beneficial owner on whose behalf the proposal is made; and (c) as to the stockholder giving the notice and any beneficial owner on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the Corporation's books, and of such beneficial owner and (ii) the class and number of shares of the Corporation which are owned beneficially and of record by such stockholder and such beneficial owner.

(3) Notwithstanding anything in the second sentence of paragraph (A)(2) of this By-law to the contrary, in the event that the number of Directors to be elected to the Board of Directors of the Corporation is increased and there is no public announcement naming all of the nominees for Director or specifying the size of the increased Board of Directors made by the Corporation at least one hundred days prior to the first anniversary of the preceding year's annual meeting,

a stockholder's notice under this paragraph shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the tenth day following the day on which such public announcement is first made by the Corporation.



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Your search matched **61** of **2477190** documents.
61 are presented.

No.	Company	Format	Form Type	Filing Date	Size
1	FMR CORP	[text] [html]	SC 13G/A	07/10/2002	8431
2	FMR CORP	[text] [html]	SC 13G	02/14/2002	13596
3	MARESSA VINCENT A	[text] [html]	4	07/10/2002	7305
4	MIIX GROUP INC	[text] [html]	PX14A6G	12/11/2002	1654
5	MIIX GROUP INC	[text] [html]	10-Q	11/14/2002	228935
6	MIIX GROUP INC	[text] [html]	8-K	11/14/2002	94954
7	MIIX GROUP INC	[text] [html]	8-K	09/12/2002	158422
8	MIIX GROUP INC	[text] [html]	8-K	08/14/2002	7226
9	MIIX GROUP INC	[text] [html]	8-K	08/14/2002	7226
10	MIIX GROUP INC	[text] [html]	10-Q	08/14/2002	172301
11	MIIX GROUP INC	[text] [html]	8-K	07/25/2002	10029
12	MIIX GROUP INC	[text] [html]	4	07/10/2002	7305
13	MIIX GROUP INC	[text] [html]	SC 13G/A	07/10/2002	8431
14	MIIX GROUP INC	[text] [html]	8-K	06/13/2002	8849
15	MIIX GROUP INC	[text] [html]	10-Q	05/15/2002	177231
16	MIIX GROUP INC	[text] [html]	ARS	04/15/2002	1633
17	MIIX GROUP INC	[text] [html]	DEFR14A	04/10/2002	106423
18	MIIX GROUP INC	[text] [html]	10-K	04/01/2002	791210
19	MIIX GROUP INC	[text] [html]	DEF 14A	04/01/2002	105802
20	MIIX GROUP INC	[text] [html]	SC 13G	02/14/2002	13596
21	MIIX GROUP INC	[text] [html]	10-Q	11/13/2001	200701
22	MIIX GROUP INC	[text] [html]	8-K	10/03/2001	9562
23	MIIX GROUP INC	[text] [html]	8-K	08/22/2001	9062
24	MIIX GROUP INC	[text] [html]	10-Q	08/13/2001	191008

25 MIIX GROUP INC	[text] [html]	8-A12G	07/11/2001	5474
26 MIIX GROUP INC	[text] [html]	8-K/A	07/11/2001	203787
27 MIIX GROUP INC	[text] [html]	8-K	06/28/2001	232074
28 MIIX GROUP INC	[text] [html]	10-Q	05/15/2001	67024
29 MIIX GROUP INC	[text] [html]	DEFA14A	04/25/2001	7144
30 MIIX GROUP INC	[text] [html]	8-K	04/24/2001	4515
31 MIIX GROUP INC	[text] [html]	10-K405	04/02/2001	650663
32 MIIX GROUP INC	[text] [html]	DEF 14A	03/30/2001	92197
33 MIIX GROUP INC	[text] [html]	8-K	12/19/2000	5175
34 MIIX GROUP INC	[text] [html]	10-Q	11/14/2000	86269
35 MIIX GROUP INC	[text] [html]	10-Q	08/14/2000	74291
36 MIIX GROUP INC	[text] [html]	10-Q	05/15/2000	65998
37 MIIX GROUP INC	[text] [html]	10-K/A	04/10/2000	10082
38 MIIX GROUP INC	[text] [html]	10-K	03/30/2000	1029505
39 MIIX GROUP INC	[text] [html]	DEF 14A	03/30/2000	73247
40 MIIX GROUP INC	[text] [html]	8-K	12/20/1999	32084
41 MIIX GROUP INC	[text] [html]	10-Q	11/15/1999	269984
42 MIIX GROUP INC	[text] [html]	10-Q	08/16/1999	233145
43 MIIX GROUP INC	[text] [html]	S-8	08/12/1999	28829
44 MIIX GROUP INC	[text] [html]	424B4	07/30/1999	510945
45 MIIX GROUP INC	[text] [html]	S-1/A	07/29/1999	185584
46 MIIX GROUP INC	[text] [html]	10-Q/A	07/27/1999	57305
47 MIIX GROUP INC	[text] [html]	10-K/A	07/27/1999	288935
48 MIIX GROUP INC	[text] [html]	S-1/A	07/13/1999	635696
49 MIIX GROUP INC	[text]	10-Q	05/17/1999	78727
50 MIIX GROUP INC	[text]	S-1/A	04/23/1999	513364
51 MIIX GROUP INC	[text]	10-K405	03/31/1999	412213
52 MIIX GROUP INC	[text]	POS EX	03/10/1999	220895
53 MIIX GROUP INC	[text]	S-1/A	01/29/1999	643796
54 MIIX GROUP INC	[text]	S-1/A	01/08/1999	623597
55 MIIX GROUP INC	[text]	S-1/A	12/07/1998	700843
56 MIIX GROUP INC	[text]	8-A12B	11/03/1998	5142
57 MIIX GROUP INC	[text]	S-1/A	10/28/1998	624425
58 MIIX GROUP INC	[text]	S-1/A	10/02/1998	584694
59 MIIX GROUP INC	[text]	S-1	09/29/1998	498414
60 MIIX GROUP INC	[text]	S-1/A	09/02/1998	1718522
61 MIIX GROUP INC	[text]	S-1	07/17/1998	998803

DrinkerBiddle&Reath LLP

H. John Michel, Jr.
215-988-2515
john.michel@dbr.com

Law Offices
One Logan Square
18TH and Cherry Streets
Philadelphia, PA
19103-6996

215-988-2700
215-988-2757 fax
www.drinkerbiddle.com

NEW YORK
WASHINGTON
LOS ANGELES
SAN FRANCISCO
PRINCETON
FLORHAM PARK
BERWYN
WILMINGTON

February 6, 2003

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: **The MIIX Group, Incorporated --
Proposed Exclusion of Five Shareholder
Proposals of Stuart Glasser, M.D., as Untimely
Under Rule 14a-8(e)**

Ladies and Gentlemen:

Reference is made to our letter dated January 17, 2003, on behalf of our client, The MIIX Group, Incorporated, a Delaware corporation (the "Company"), in which we requested the staff of the Division of Corporation Finance (the "Staff") to indicate that it will not recommend any enforcement action to the Commission if the Company excludes five shareholder proposals made by Dr. Stuart Glasser as untimely under Rule 14a-8(e). Our original letter was supplemented by a letter dated January 22, 2003, in which we furnished additional correspondence received by us from Dr. Glasser's counsel on January 17, 2003, after we had arranged for the transmission of our original letter.

We are now in receipt of a letter from Dr. Glasser's counsel to the Staff, dated January 31, 2003 (the "January 31 Letter"), in which he argues that our request for no-action relief should be denied. We believe it necessary to respond to certain of the assertions made by Dr. Glasser's counsel in the January 31 Letter.

A. The first argument advanced by Dr. Glasser's letter is that the Company has failed to show prejudice or inconvenience. That is clearly not the issue. The Staff's position has consistently been that the 120-day deadline is self-executing. There has never been any requirement that prejudice be demonstrated.

B. The "second" argument seems to be, in fact, several arguments.

1. Dr. Glasser's counsel asserts that the December 10 letter was a sufficient notice that his client was asserting a Rule 14a-8 request. For the reasons set forth in our original letter, we continue to strongly disagree.

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2. Dr. Glasser's counsel next asserts that the proxy material was not, in fact, mailed until at least April 18 in spite of the statement in the definitive proxy material that stated that the mailing would be made approximately April 9, 2002. Dr. Glasser's counsel bases his April 18, 2002 "first mailing" argument on the fact that the Company's paper copy annual report filing was not posted on EDGAR until April 18, 2002.

The Company's annual report was its Form 10-K with a wrap-around cover and a letter to shareholders. The Company's obligations under Rule 14a-3(c) were thus substantially satisfied by the filing of its Form 10-K on April 1, 2002.

I enclose a copy of an Affidavit of Mailing presented by the Company's transfer agent at its 2002 Annual Meeting. It recites that the mailing of the definitive material to the Company's shareholders did in fact commence on April 10, 2002, the day on which the revised definitive material was filed with the Commission. Thus, the argument of Dr. Glasser's counsel that the cut-off date for Rule 14a-8 proposals should be any date after December 10, 2002 is without merit.

3. Dr. Glasser's counsel next asserts that because the Company's advanced notice by-laws require only 90 days prior notice to introduce a substantive motion at a meeting, the Staff should somehow read the 120 day requirement in Rule 14a-8 differently. There is no basis or precedent for such an argument, and Dr. Glasser's counsel offers none.

4. Finally, Dr. Glasser seems to argue that the Company's request should be denied because the Rule 14a-8 deadline was misstated in the Company's revised definitive materials. In fact, although the date was misstated, Dr. Glasser's counsel has never asserted, and does not now assert, that he did not know what the appropriately calculated date was. If the Company had provided in its revised definitive material for a *later* cut-off date for Rule 14a-8 proposals than that permitted by the Rule, we can understand how it would likely be precluded from subsequently asserting an earlier date even if consistent with the Rule. On the other hand, when, as here, the Company inadvertently disclosed an *earlier* cut-off date in its definitive material than that permitted by the Rule, we cannot understand how any shareholder represented by experienced securities counsel, as here, should thereafter have "open season" to make a request under the Rule whenever it suits his purposes. Had he made his submission by the specified date, it would have been early. In his letter to this firm dated December 18, 2002 (see Exhibit E to our original request letter), Dr. Glasser's counsel demonstrated that he had, in fact, calculated the correct cut-off date of December 10, 2002. He cannot now be heard to say that he is free to re-calculate the cut-off date on some other, and wholly illogical, basis.

C Finally, Dr. Glasser's counsel appears to assert that because he believes the five proposals of his client to have *substantive* merit, they should be deemed to have been timely made almost regardless of when in fact they were first made. Again, Dr. Glasser's counsel cites no precedent for such argument and there is none. A proponent's apparent belief about the "quality" of his or her proposals simply does not excuse an out-of-time request under Rule 14a-8.

This Company appreciates the Staff's consideration of these matters and the undersigned is prepared to respond to any questions the Staff may have in the course of its review.

Very truly yours,



H. John Michel, Jr.

HJM/ja

cc: Harvey J. Kesner, Esq.
Counsel to Stuart Glasser, M.D.

THE MIIX GROUP INCORPORATED
AFFIDAVIT OF MAILING

STATE OF NEW JERSEY)
) ss:
COUNTY OF MIDDLESEX)

Alisa Kaplan, being duly sworn on oath, deposes and says she is a Director of Equiserve Trust Company, N.A., and that she caused to be sent via First Class Mail to the shareholders of The MIIX Group Incorporated, Notice for Annual Meeting of Shareholders, Proxy Card, Annual Report, and Business Reply Envelope, copies of which are attached hereto.

Affiant stated that the Notice for Annual Meeting of Shareholders, Proxy Card, Annual Report, and Business Reply Envelope were mailed to the shareholders as set forth on the books of EquiServe Trust Company, N.A, as Inspector of Election of The MIIX Group Incorporated.

Affiant further stated said items were, with the proper postage affixed thereto, duly posted at the United States Post Office, commencing on April 10, 2002.

FURTHER, Affiant sayeth not.

Alisa Kaplan, Director

Subscribed and sworn to before me

this 6th day of May, 2002.

Notary Public

JULIA E. ADAMS
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 12/4/2006

A:\allamer.fm\affidavit

DrinkerBiddle&Reath LLP

H. John Michel, Jr.
215-988-2515
john.michel@dbr.com

Law Offices
One Logan Square
18TH and Cherry Streets
Philadelphia, PA
19103-6996

215-988-2700
215-988-2757 fax
www.drinkerbiddle.com

NEW YORK
WASHINGTON
LOS ANGELES
SAN FRANCISCO
PRINCETON
FLORHAM PARK
BERWYN
WILMINGTON

February 27, 2003

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: **The MIIX Group, Incorporated – Proposed Exclusion of Five Shareholder Proposals of Stuart Glasser, M.D.**

Ladies and Gentlemen:

Reference is made to our letter dated January 17, 2003, on behalf of our client, The MIIX Group, Incorporated, a Delaware corporation (the "Company"), in which we requested the staff of the Division of Corporation Finance (the "Staff") to indicate that it will not recommend any enforcement action to the Commission if the Company excludes five shareholder proposals (the "Proposals") made by Dr. Stuart Glasser (the "Proponent") as untimely under Rule 14a-8(e). Our original letter was supplemented by a letter dated January 22, 2003, in which we furnished additional correspondence received by us from the Proponent's counsel on January 17, 2003 and a letter dated February 6, 2003, in which we responded to certain assertions made by the Proponent's counsel in a letter to the Staff dated January 31, 2003 (the "January 31 Letter").

Because this matter has not yet been resolved, we believe it necessary at this time to set forth our additional substantive arguments against inclusion of the Proposals made by Dr. Glasser (the "Proponent") in order to preserve these arguments.

On February 5, 2003, the Proponent's counsel filed an 84-page complaint against the Company in the United States District Court for the District of New Jersey (Trenton) (the "Complaint"). The Complaint contains, among its various allegations, allegations similar to those in the Proponent's current "supporting statement." The Proponent is the sole named plaintiff in the Complaint purporting to sue "individually and as trustee, and derivatively, on behalf of The MIIX Group, Incorporated, on behalf of himself and all others similarly situated." As more fully discussed below, the Company believes that the Proponent's tactics constitute an abuse of the shareholder proposal process.

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I. **The Proposal**

By letter dated January 17, 2003 (the "January 17 Letter"), the Proponent shortened his "supporting statement" to less than 500 words to comply with Rule 14a-8(d). However, the Proposals still include five separate and distinct proposals that would *require* that the Company's board of directors (the "Board"):

[1] nominate director candidates such that, if elected, a substantial majority of directors would be independent, and if sufficient independent directors are elected, to appoint entirely independent audit, compensation, governance and nominating committees [the "Nomination Proposal"]; and

[2] eliminate the staggered Board and other charter and bylaw impediments that would allow independent stockholder nominees to stand for election as independent members of the Board of Directors [the "Declassification Proposal"]; and

[3] eliminate the other anti-takeover provisions such as those preventing stockholder action by written consent and preventing stockholders from calling a special meeting [the "Anti-Takeover Protection Elimination Proposal"]; and

[4] redeem the stockholder rights plan (poison pill) [the "Redemption Proposal"]; and

[5] launch an independent investigation of conflicts of interest involving MIIX, the Advantage transaction, potential breaches of fiduciary duty by management that serve both companies, the theft of corporate opportunity that deprives MIIX from re-entering the potentially lucrative New Jersey malpractice market, and the reasons for rejection of alternative transactions that have been presented to the company as alternatives to the MIIX Advantage transaction, and to evaluate additional avenues to maximize stockholder value [the "Investigation Proposal"].

II. Procedural Grounds for Exclusion

In the January 31 Letter, counsel to the Proponent argues that the Proposals may not be excluded on procedural grounds because the Company failed to give notice to Proponent of the procedural deficiencies within 14 days of receiving the Proposals. However, Rule 14a-8(f) clearly states that an issuer need not provide notice of a deficiency if the deficiency cannot be remedied, such as if the shareholder failed "to submit a proposal by the company's properly determined deadline." The Company continues to strongly assert that the Proposals may be excluded because they were untimely under Rule14a-8(e). This issue is currently before the Staff. It was, and continues to be, our view that the untimeliness of the Proposals could not be remedied, and, as a result, the Company was not obligated to give the Proponent notice of the procedural deficiencies. In addition, as explained more fully below, the Proponent has been on notice of these deficiencies for a substantial period of time.

A. The Proponent Failed to Satisfy Eligibility Requirements Under Rule 14a-8(b).

Under Rule 14a-8(b)(2), in order to be eligible to submit a shareholder proposal, a shareholder must provide the issuer with a written statement of his or her intent to continue to hold the securities through the date of the meeting of shareholders.

The Staff has on numerous occasions permitted the omission of a shareholder proposal from proxy materials where the proponent failed to provide written notification to the issuer of his or her intent to hold the company's stock through the date of the annual meeting. See, e.g., The Coca-Cola Co. (January 8, 2001); New Jersey Resources Corp. (December 3, 1997). Thus, the Proposals may be excluded from the Company's proxy statement under Rule 14a-8(b)(2) because the Proponent has failed to submit a written statement that he intends to continue to hold the Company's shares through the date of the Company's 2003 annual meeting of shareholders (the "2003 Annual Meeting").

Counsel to the Proponent appears to be well aware of the requirements of Rule 14a-8(b)(2). In the January 31 Letter, counsel to the Proponent cites Rule 14a-8(b)(2) in support of his argument that the Company can independently verify the Proponent's eligibility because the Proponent and members of his family are record and beneficial owners of the requisite amount of Company stock. However, counsel to the Proponent ignores the next clause of the rule. Under Rule 14a-8(b)(2), although the Company can verify a record stockholders' eligibility on its own, the Proponent still has to provide the Company with a written statement that he intends to hold the securities through the date of the 2003 Annual Meeting. The Proponent has never done so. Accordingly, the Company may properly omit all of the Proposals under Rule 14a-8(b).

B. The Proponent Submitted Multiple Proposals in Violation of Rule 14a-8(c).

Rule 14a-8(c) provides that a proponent may not submit more than one proposal for inclusion in a company's proxy materials for each shareholder meeting (the "Single Proposal Rule"). The Staff has on numerous occasions permitted the omission of shareholder proposals where a shareholder has submitted more than one proposal, or one proposal that substantively consists of multiple, distinct elements. See Pacific Enterprises (February 19, 1998); Storage Technologies Corp. (February 22, 1996).

The Proposals clearly include *five separate and distinct resolutions* to be moved for adoption at the 2003 Annual Meeting. Consequently, the Proposals violate the Single Proposal Rule and are therefore excludable under Rule 14a-8(c).

The January 9 Letter notified the Proponent that a five-resolution submission is defective under Rule 14a-8. The January 9 Letter also notified the Proponent of the 500-word limit under Rule 14a-8(d). The Proponent submitted a shortened "supporting statement" in the January 17 Letter to correct the Rule 14a-8(d) deficiency, but chose to ignore the Rule 14a-8(c) deficiency. Accordingly, the Company may properly omit the Proposals under Rule 14a-8(c).

In addition to the procedural grounds for exclusion discussed above, we believe that the Company may also properly omit the Proposals from its 2003 proxy materials based on the following substantive arguments for exclusion.

III. State Law Grounds for Exclusion

A shareholder proposal may be omitted under Rule 14a-8(i)(1) if it is not a proper subject for action by stockholders under state law, and under Rule 14a-8(i)(2) if its adoption would cause an issuer to violate applicable state law. The Company is incorporated in the State of Delaware. As discussed in the attached opinion of Morris, Nichols, Arsht & Tunnel, special Delaware counsel to the Company (the "Opinion," a copy of which is attached hereto as Exhibit A and incorporated herein), as a matter of Delaware law, the Proposals may be omitted (1) pursuant to Rule 14a-8(i)(1) because they are not proper matters for stockholder action, (2) pursuant to Rule 14a-8(i)(2) because they violate Delaware law, and (3) pursuant to Rule 14a-8(i)(13) because the Redemption Proposal would, in effect, require the Company to increase its dividend payments in an amount equal to the redemption price of the rights.

This letter summarizes the specific ways the Proposals violate Delaware law, while the Opinion provides a detailed discussion of these issues. The Opinion is consistent with the Staff's recent consideration of similar proposals. See Toys "R" Us, Inc., (April 9, 2002) (permitted omission of proposal on grounds that implementation of the proposal would cause the Company to violate Delaware law); General Dynamics Corp., (March 5, 2001); Novell, Inc., (February 14, 2000). In Novell, the Staff accepted the view that implementation of a stockholder proposal to prohibit adoption of a rights plan without stockholder approval and require redemption of any then-existing rights was "an improper subject for shareholder action under Delaware law" pursuant to Rule 14a-8(i)(1). The company submitted an opinion of counsel that such a proposal was not a proper matter for shareholder action because, among other things, it "purported to delegate to shareholders authority over a rights plan which Delaware law provides is within the exclusive province of the Company's board of directors." Similarly, in General Dynamics, the Staff concluded that it would not recommend enforcement action if, in reliance upon Rule 14a-8(i)(2), the company omitted a proposal that would require a shareholder vote to adopt or maintain a poison pill. In reaching its position, the Staff noted that implementation of the proposal would have caused the company to violate Delaware law.

A. The Proposals May Be Omitted Pursuant to Rule 14a-8(i)(2) Because They Seek to Have the Board of Directors Abdicate Its Fiduciary Duties.

The Proposals may be omitted because the action that they seek to have the Board take, pursuant to the Declassification Proposal, the Anti-Takeover Protection Elimination Proposal and the Redemption Proposal, would constitute an abdication of the Board's fiduciary duties in violation of Delaware law, which does not permit a board of directors to delegate to stockholders its duty to make the determination whether to maintain a rights plan or any other anti-takeover protections. See Toys "R" Us, Inc., (April 9, 2002); General Dynamics Corp., (March 5, 2001). Moreover, the Nomination Proposal and Investigation Proposal, in violation of Delaware law, would require the Board to nominate certain candidates and launch certain investigations regardless of how the members of the Board would exercise their own informed business judgment on those matters. See, e.g., Bob Evans Farms, Inc., (June 23, 1997).

B. The Proposals May Be Omitted Pursuant to Rule 14a-8(i)(1) Because They Are Not Proper Matters for Stockholder Action Under Delaware Law.

The Proposals may be omitted from the Company's 2003 proxy statement and form of proxy pursuant to Rule 14a-8(i)(1), which permits the omission of a stockholder proposal "if the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the Company's organization." Section 141(a) of the Delaware General Corporation Law (the "DGCL") provides that the business of a corporation is to be managed by its directors. The Proposals, if adopted, would require the Board to take various actions, including nominating independent director candidates, eliminating the staggered board and the Company's other anti-takeover protections, redeeming the Company's stockholder rights plan and launching various independent investigations, regardless of how the members of the Board would exercise their own informed business judgment on those matters. These matters fall within the purview of the business and affairs of the Company, which are to be managed by or under the direction of the Board as mandated by Section 141(a) of the DGCL. In addition, the Proposals are not precatory; none of them are cast as a request or a recommendation. The Staff has consistently concurred that a shareholder proposal mandating or directing a company's board of directors to take certain action is inconsistent with the discretionary authority granted to a board of directors under state law and violative of Rule 14a-8(i)(1). See, e.g., Alaska Air Group, Inc., (Mar. 26, 2000).

Moreover, the Declassification Proposal and the Anti-Takeover Protection Elimination Proposal would require amendments to the Company's Restated Certificate of Incorporation (the "Restated Certificate") because the provisions authorizing the staggered board and prohibiting stockholder action by written consent are found in the Restated Certificate. An amendment of these provisions would have to be made in accordance with Section 242 of the DGCL. The Proposals, as written, mandate amendments to the Restated Certificate by the action of the Board. Therefore, the Declassification Proposal and the Anti-Takeover Protection Elimination Proposal must be viewed as a unilateral attempt by the stockholders to amend the Restated Certificate or as a command to the Board to effect those amendments. Neither is a proper subject for stockholder action under Delaware law. The Staff has recognized that a proposal which would circumvent the statutory scheme for charter amendments prescribed by Delaware law is not a proper subject for shareholder action. See Watt Industries, Inc., (July 10, 1998); Hechinger Company, (March 28, 1997).

C. The Redemption Proposal May Be Omitted Pursuant to Rule 14a-8(i)(13) Because It Would, In Effect, Require the Company to Increase Its Dividend Payments by an Amount Equal to the Redemption Price.

Under Rule 14a-8(i)(13), a company may omit a stockholder proposal if the proposal relates to specific amounts of cash or stock dividends. The Redemption Proposal would, in effect, require the Company to increase the Company's dividend payments in an amount equal to the Redemption Price. The Staff has consistently permitted the exclusion of proposals that seek to raise a corporation's dividend level either by a specific dollar amount or according to a formula. See, e.g., Microsoft Corp., 2002 WL 1979399 (SEC No-Action Letter) (August 26, 2002); General Motors Corp., 2000 WL 430800 (SEC No-Action Letter) (April 7, 2000).

IV. **Additional Substantive Grounds for Exclusion**

In addition to the substantive state law grounds for exclusion discussed above, we believe that the Company may also properly omit the Proposals based on the following additional substantive arguments for exclusion.

A. The Nomination Proposal Relates to the Election of Directors.

The Nomination Proposal would require the Board to "nominate director candidates such that, if elected, a substantial majority of directors would be independent, and if sufficient independent directors are elected, to appoint entirely independent audit, compensation, governance and nominating committees." Importantly, by letter dated December 10, 2002 (the "December 10 Letter") the Proponent indicated that he intends to nominate a slate of directors at the 2003 Annual Meeting. In fact, the supporting statement attached to the December 10 Letter goes so far as to call for the resignation of the entire board of directors.

Under Rule 14a-8(i)(8), a company may exclude a proposal if "the proposal relates to an election for membership on the company's board of directors." The Staff has stated that the "principal purpose" of this provision "is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns . . ., since other proxy rules . . . are applicable thereto." American Telephone and Telegraph Co., (January 11, 1991). In interpreting Rule 14a-8(i)(8) (and its predecessor Rule 14a-8(c)(8)), the Staff has repeatedly allowed companies to exclude proposals that question the ability of particular individuals to serve as directors. PepsiCo, Inc., (February 1, 1999) ("We note that the proposal, together with the supporting statement, appears to question the ability of two members of the board who PepsiCo indicates will stand for reelection at the upcoming annual meeting to fulfill the obligations of directors."); Delta Air Lines, Inc., (July 21, 1992) ("In the staff's view, the proposal calls into question the qualifications of at least one director for reelection and thus the proposal may be deemed an effort to oppose the management's solicitation on behalf of the reelection of this person."); American Telephone and Telegraph Co., (January 28, 1983) ("In this regard, it would appear that the proposal is designed to question the ability of the present members of the Board to serve in such capacity, and therefore may be deemed to be an effort to oppose their solicitation for reelection."). That is exactly what the Nomination Proposal does.

The supporting statement attached to the December 10 Letter calls for the resignation of the current board of directors and the election of a slate of new independent directors. The supporting statement serves to disparage existing directors (two of whom we understand will be nominated for reelection at the 2003 Annual Meeting), while the Proponent intends to offer alternative candidates for election to the

Board. In addition, as more fully discussed below, the Proponent is the sole named plaintiff in a class action lawsuit recently filed against the Company in the United States District Court for the District of New Jersey (Trenton) relating to matters similar to those set forth in the Proposals. The Complaint alleges, among other things, that the Company's officers and the Board breached certain fiduciary duties owed to shareholders and seeks the removal of the current Board as a remedy.

While the Proponent has apparently attempted to construct the wording of the Nomination Proposal so that it appears to be a broad, generic proposal to establish a policy for board nominations, the supporting statement attached to the December 10 Letter and the Complaint recently filed against the Company demonstrate that the Nomination Proposal is an attack on the composition of the current board of directors, and an effort to undermine the Company's solicitation of support for the incumbent directors up for re-election at the 2003 Annual Meeting. The Proponent is not only seeking removal of the current Board but also is intending to nominate a new slate of directors thereby setting up a scenario for a contested election. The shareholder proposal rules, however, are not intended to permit use of the proxy statement to promote an election contest. Our research reveals no situation in which the Staff of the Division of Corporation Finance has required the inclusion in a company's proxy materials of a shareholder proposal from someone who has announced an intention to engage in an election contest. Accordingly, the Company may properly omit the Nomination Proposal under Rule 14a-8(i)(8).

B. The Declassification Proposal Relates to the Election of Directors, is Designed to Further the Proponent's Personal Interests and is Vague and Misleading in Violation of Rule 14a-9.

The Declassification Proposal would require the Board to "eliminate the staggered Board and other charter and bylaw impediments that would allow independent stockholder nominees to stand for election as independent members of the Board of Directors."

As discussed above, under Rule 14-8(i)(8), a proposal can be omitted if it relates to an election for membership on a company's board of directors. If a proposal, when implemented, would disqualify previously elected directors from completing their terms on the board or disqualify nominees for directors at the upcoming meeting, then the proposal can be omitted. The Staff has stated in the past that a proposal to declassify the board of directors of a company should provide that it will not affect the unexpired terms of the directors elected or appointed to the board at or prior to the upcoming annual meeting. See The Boeing Co., (February 23, 1999); see also DT Industries, Inc., (August

10, 2001); Dataproducts Corp., (April 25, 1990); Sears, Roebuck and Co., (February 17, 1989).

Pursuant to Section 2.02 of the Company's Bylaws, the Board is divided into three classes, with approximately one-third of the Board elected annually. Directors are elected to serve three-year terms. Of the Company's ten directors, only two are up for election at the 2003 Annual Meeting. The Declassification Proposal contemplates that the full Board should be elected at the 2003 Annual Meeting. If this would be the result from approval of the Declassification Proposal, or even if the declassification were required to be implemented at the following year's annual meeting of shareholders, some of the current directors would be prevented from completing terms for which they have already been elected. Because this issue relates to an election to office, the Company may properly omit the Declassification Proposal under Rule 14a-8(i)(8).

Moreover, under Rule 14a-8(i)(4), an issuer may exclude a stockholder proposal if the proposal "is designed to result in a benefit to [the shareholder], or to further a personal interest, which is not shared by the other shareholders at large." The Staff has determined that use of the shareholder proposal process to redress a personal grievance and for personal advantage is an abuse of the process. See AmVestors Financial Corp., (March 31, 1992) (allowing omission of a proposal submitted by a shareholder seeking to wage a proxy contest); Computer Network Corp., (June 16, 1983) (proposal excluded under circumstances which provided substantial evidence that proponent was involved in takeover attempts of the company at the time proponent submitted proposals designed to facilitate a change in control). In addition, the Staff has in the past permitted the exclusion of proposals in situations where the proponent was also a plaintiff in an action against the Company. See Storage Technology Corp., (March 21, 1994 and March 23, 1993) (permitted exclusion of proposals where proponent was a plaintiff in a shareholder class lawsuit against the company involving alleged securities laws violations); Ford Motor Co., (March 24, 1992); Crown Central Pertroleum Corp., (March 4, 1999) (permitted exclusion of proposal where proponent had been a named plaintiff in a shareholder derivative suit that charged certain directors with breach of fiduciary duty).

In this instance, it is clear from the Proposal itself that the Proponent is seeking to gain a personal advantage. The supporting statement attached to the December 10 Letter calls for the resignation of the current board of directors and the election of a slate of new independent director that the Proponent intends to nominate. The Proponent is raising the Declassification Proposal in order to facilitate a potential takeover by attempting to gain seats on the Board as quickly as possible. Although the Proponent claims to be taking this action in the interests of all shareholders of the Company, the Proponent stands to derive a special benefit from adoption of the Declassification Proposal, over and above any benefit that the Proponent claims might be available to the other shareholders at large. In requesting elimination of the staggered Board and other anti-takeover protections, the Proponent is seeking to gain a personal advantage in his quest for control of the Company.

In addition, as referenced above, the Proponent is the sole named plaintiff in a class action lawsuit recently filed against the Company in the United States District Court for the District of New Jersey (Trenton) relating, in part, to matters similar to those set forth in his "supporting statement." The Company believes that the Proponent is attempting to use the Company's proxy materials to further his own continuing personal vendetta against the Company and its management and to provide free publicity for the allegations he is making in the lawsuit. Accordingly, the Company may properly exclude the Proposals from its proxy materials pursuant to Rule 14a-8(i)(4) because the Proposals are designed to result in a special benefit to, and to further a personal interest of, the Proponent that is not shared by other Company shareholders at large.

In addition, under Rule 14a-8(i)(3), a proposal can be omitted if it violates the Commission's proxy rules, including Rule 14a-9, which prohibits statements in proxy materials that are materially false and misleading. The Staff has determined that a proposal is vague and misleading where a company and its shareholders might interpret the proposal differently, such that "any action(s) ultimately taken by the Company upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." Occidental Petroleum Corp., (February 11, 1991); see Gannett Co., Inc., (February 24, 1998) (proposal excluded because it was "unclear what action the Company would take if the proposal were adopted"); A.H. Belo Corp., (January 28, 1998) (proposal excluded because "neither the shareholders voting on the proposal, nor the Company, would be able to determine with reasonable certainty what measures the Company would take if the proposal was approved"); Wendy's International, Inc., (February 6, 1990) (proposal so vague as to be misleading because it required the company to determine what constitutes an "anti-takeover measure").

The Declassification Proposal would require the Board to eliminate "other charter and bylaw impediments that would allow independent stockholder nominees to stand for election as independent members of the Board of Directors." The Declassification Proposal does not define "charter and bylaw impediments" and it is void of any guidance that would allow the Board to determine what mandate was being given to it by the shareholders if the proposal were adopted. The actions taken by the Board to implement the Declassification Proposal could vary significantly from the actions envisioned by the shareholders when voting on the proposal. Because this makes the Declassification Proposal inherently vague and indefinite, it is misleading in violation of Rule 14a-9, and, therefore, the Company may properly omit the Declassification Proposal under Rule 14-8(i)(3).

C. The Anti-Takeover Protection Elimination Proposal is Vague and Misleading in Violation of Rule 14a-9.

The Anti-Takeover Protection Elimination Proposal would require the Board to "eliminate the other anti-takeover provisions such as those preventing stockholder action by written consent and preventing stockholders from calling a special meeting."

The Rule 14a-9 analysis discussed above in connection with the Declassification Proposal is also applicable to the Anti-Takeover Protection Elimination Proposal. The Staff's position in Wendy's International is directly on point. In Wendy's International, the proposal requested that "the Board of Directors take steps necessary to eliminate all anti-takeover measures previously adopted and refrain from adopting any in the future." The Staff noted that the proposal, if implemented, would require the company to determine what constitutes an anti-takeover measure, and that such a determination would have to be made without guidance from the proposal, and would be subject to differing interpretations by shareholders voting on the proposal and the company if the proposal were implemented. Therefore, the Staff concurred with the company's view that the proposal was misleading because any action ultimately taken by the company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal.

The Anti-Takeover Protection Elimination Proposal does not define "other anti-takeover provisions" and it is void of any guidance that would allow the Board to determine what mandate was being given to it by the shareholders if the proposal were adopted. Any actions taken by the Board to implement the Anti-Takeover Protection Elimination Proposal could vary significantly from the actions envisioned by the shareholders when voting on the proposal. Because this makes the Anti-Takeover Protection Elimination Proposal inherently vague and indefinite, it is misleading in violation of Rule 14a-9, and, therefore, the Company may properly omit the Declassification Proposal under Rule 14-8(i)(3).

D. The Redemption Proposal is Designed to Further the Proponent's Personal Interests.

The Redemption Proposal would require the Board to "redeem the stockholder rights plan (poison pill)."

As discussed above, Rule 14a-8(i)(4) provides that a company may exclude a stockholder proposal if the proposal "is designed to result in a benefit to [the stockholder], or to further a personal interest, which is not shared by the other shareholders at large." A common issue that arises under this rule is whether a proposal, that on its face appears to benefit all shareholders generally, may be excluded. See Medalist Industries, Inc., (February 17, 1989) (proposal requiring that certain anti-takeover measures be submitted to a vote of shareholders was excluded because it was designed to result in a benefit to a fifteen percent shareholder who had indicated an intention to pursue an acquisition of the company). The Commission has clarified that a proposal may be excluded, despite being drafted in such a way that it might relate to matters which may be of general interest to all security holders, if it is clear from the facts that the proponent is using the proposal as a tactic to further a personal interest. Exchange Act Release No. 19135, (October 14, 1982). As a consequence, the application of this rule has frequently required the Staff to assess the proponent's motivation, often on the basis of correspondence and the proposal alone.

The Proponent is using the Redemption Proposal (and arguably all of the Proposals) as a tactic to further a personal interest. In meetings with the Company, the Proponent's counsel has announced the intent of a group of investors represented by such counsel in making a substantial investment in the Company. Although Proponent's counsel has subsequently denied that the Proponent would be a member of any such group, that was the clear implication at the time the proposal was made. The Company believes that the Proponent seeks to derive a special benefit from adoption of the Redemption Proposal, over and above any benefit that the Proponent claims might be available to the other shareholders at large. Specifically, the Proponent would not be able to consummate a control transaction without Board approval with the current shareholder rights plan in place. In requesting that the Board redeem the shareholder rights plan and other anti-takeover protections, the Proponent is seeking to remove potential obstacles in his attempt to gain control of the Company. Accordingly, the Company may properly exclude the Redemption Proposal from its proxy materials pursuant to Rule 14a-8(i)(4) because the Redemption Proposal is designed to result in a special benefit to, and to further a personal interest of, the Proponent that is not shared by other Company shareholders at large.

E. The Investigation Proposal Deals with Matters Relating to the Conduct of the Company's Ordinary Business Operations.

The Investigation Proposal would require the Board to "launch an independent investigation of conflicts of interest involving MIIX, the MIIX Advantage transaction, potential breaches of fiduciary duty by management that serve both companies, the theft of corporate opportunity that deprives MIIX from re-entering the potentially lucrative New Jersey malpractice market, the reasons for rejection of alternative transactions that have been presented to the company as alternatives to the MIIX Advantage transaction, and to evaluate additional avenues to maximize stockholder value."

Rule 14a-8(i)(7) permits an issuer to omit from its proxy materials a shareholder proposal that "deals with a matter relating to the company's ordinary business operations." The ordinary business exclusion has "a straightforward mission: to 'relieve management of the necessity of including in this proxy material security holder proposals which relate to matters falling within the province of management.'" Exchange Act Release No. 34-3903 (September 19, 1997). The Commission has explained that the "general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 34-40018 (May 21, 1998). Accordingly, the Rule operates to exclude shareholder proposals that seek to "micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Id.

The Investigation Proposal implicates these central policy considerations underlying Rule 14a-8(i)(7). The Investigation Proposal, among other vague assertions contained therein, appears to call for the shareholders to resolve that the Board "launch an independent investigation . . . to evaluate additional avenues to maximize stockholder value."

As more fully discussed in the attached Opinion, it is the primary duty of the Board under Delaware law to operate the Company in a manner designed to maximize shareholder value. Pursuant to section 141(a) of the DGCL, the Board is responsible for managing the business and affairs of the Company. Accordingly, it is the Board's responsibility to, among other things, determine the long-term strategic, financial and organizational goals of the corporation and to approve formal or informal plans for the achievement of these goals. The Staff has repeatedly taken the position that proposals relating generally to a company's corporate strategies are matters relating to the conduct of a company's ordinary business. See, e.g., Bob Evans Farms, Inc. (June 23, 1997) (granting no-action request in which registrant noted that the Staff "has, on many occasions, taken the position that stockholder proposals requesting a board of directors to retain an independent third party (e.g. consultant, investment banker, etc.) to advise the board on business strategies and alternatives to maximize shareholder value relate to ordinary business operations and may be omitted"); see also Marsh Supermarkets, Inc., (May 8, 2000) (proposal recommending that the board engage an investment banker to explore all alternatives to enhance the value of the company was directed at general business strategies and operations). In addition, on several occasions, the Staff has held that proposals requesting investigations of the registrant's business operations or the conduct of its management (or reports to shareholders covering such subjects) may be omitted under Rule 14a-8(c)(7). See Potomac Electric Power Co., (March 3, 1992) (proposal requiring company to hire an independent investigatory body to investigate and report to shareholders about management tolerance of, or participation in, past conduct which may have resulted in an impairment of stockholders' equity); Southern Co., (March 13, 1990) (proposal to engage an "unbiased outside agency" to review and report to shareholders on allegations of past "unethical activities" by management); Newport Pharmaceuticals International, Inc., (August 10, 1984) (proposal to form a special committee to investigate possible misconduct by officers and directors).

In those instances in which the Staff has not concurred that a proposal could be omitted in reliance on Rule 14a-8(i)(7), the Staff found that the express and unambiguous object of the proposal related to a specific decision about an extraordinary corporate transaction, the implementation of which would require shareholder approval, such as a sale, merger or other disposition of the company. See Bergen Brunswig Corp., (Dec. 6, 2000) (proposal urging board to effectuate a sale of the company); NCH Corp., (April 27, 2000) (same). The Investigation Proposal is sufficiently different. The Proponent does not seek an extraordinary corporate transaction and the implementation of the Investigation Proposal would not result in a fundamental change in the nature and structure of the Company. Instead, the Proponent is requesting an investigation into the business strategies and conduct of management.

The Investigation Proposal improperly intrudes upon matters that fall within the direct and exclusive province of the Board. Under Delaware law, the Board has a fiduciary duty to investigate certain corporate activities, including the activities of the Company's management. Also, the Board considers and implements alternative business strategies and transactions aimed at maximizing the Company's financial performance and shareholder value as part of its ordinary business. Maximizing the value of a company is the primary goal of the board of directors of a for-profit corporation. In substance, the Proponent is dissatisfied with management's business strategies. Thus, the essence of the Proposal relates to non-extraordinary matters excludable from the Company's proxy materials as relating to the Company's ordinary business. The Investigation Proposal is therefore properly excludable from the Company's proxy materials under Rule 14a-8(i)(7).

V. **Conclusion**

In light of the foregoing, we believe that the Company may properly omit the Proposals from its 2003 proxy materials.

The Company appreciates the Staff's consideration of these matters and the undersigned is prepared to respond to any questions the Staff may have in the course of its review.

Very truly yours,



H. John Michel, Jr.

HJM

cc: Harvey J. Kesner, Esq.
Counsel to Stuart Glasser, M.D.

Exhibit A

MORRIS, NICHOLS, ARSHT & TUNNELL

1201 NORTH MARKET STREET
P.O. BOX 1347
WILMINGTON, DELAWARE 19899-1347

302 658 9200
302 658 3989 FAX

February 24, 2003

The MIIX Group, Incorporated
Two Princess Road
Lawrenceville, NJ 08648-2382

Ladies and Gentlemen:

This is in response to your request for our opinion whether stockholder proposals dated December 10, 2002, as revised on January 17, 2003 (the "Proposals"), submitted to The MIIX Group, Incorporated, a Delaware corporation (the "Company"), by Stuart Glasser may be omitted from the Company's proxy statement and form of proxy for its 2003 annual meeting of stockholders pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

It is our opinion that, as a matter of Delaware law, the Proposals may be omitted (1) pursuant to Rule 14a-8(i)(1) because the Proposals are not a proper matter for stockholder action, (2) pursuant to Rule 14a-8(i)(2) because the Proposals violate Delaware law, and (3) pursuant to Rule 14a-8(i)(13) to the extent that one of the Proposals would, in effect, require the Company to increase its dividend payments in an amount equal to the redemption price of the rights. The reasons for our opinion are set forth below.

I. THE PROPOSALS.

The Proposals read as follows:

> Specifically, I request that you vote to approve of resolutions that require the MIXX Board:
>
> nominate director candidates such that, if elected, a substantial majority of directors would be independent, and if sufficient independent directors are elected, to appoint entirely independent audit, compensation, governance and nominating committees; and
>
> eliminate the staggered Board and other charter and bylaw impediments that would allow independent stockholder nominees to stand for election as independent members of the Board of Directors; and
>
> eliminate the other anti-takeover provisions such as those preventing stockholder action by written consent and preventing stockholders from calling a special meeting; and
>
> redeem the stockholder rights plan (poison pill); and
>
> launch an independent investigation of conflicts of interest involving MIIX, the MIIX Advantage transaction, potential breaches of fiduciary duty by management that serve both companies, the theft of corporate opportunity that deprives MIIX from re-entering the potentially lucrative New Jersey malpractice market, the reasons for rejection of alternative transactions that have been presented to the company as alternatives to the MIIX Advantage transaction, and to evaluate additional avenues to maximize stockholder value.

The Proposals seek to require the Board of Directors of the Company (the "Board") to take actions that can be broken down into five distinct matters. The first proposal (the "Nomination Proposal") would require the Board to nominate candidates for director such that, if elected, a substantial majority of directors would be independent. The second proposal (the "Declassification Proposal") would require the Board to eliminate the Company's staggered board as well as other charter and bylaw provisions that would allow independent stockholder nominees to stand for election to the Board. The third proposal (the "Anti-Takeover Protection Elimination Proposal") would require the Board to eliminate the provisions of the Company's Restated Certificate of Incorporation (the "Restated Certificate") and By-laws preventing stockholder action by written consent and preventing stockholders from calling a special meeting. The fourth proposal (the "Redemption Proposal") would require the Board to redeem the Company's stockholders rights plan. The fifth proposal (the "Investigation Proposal") would require the Board to launch an independent investigation of, inter alia, conflicts of interest of the Company, potential breaches of fiduciary duty by management and to evaluate additional avenues to maximize stockholder value.

II. THE PROPOSALS MAY BE OMITTED PURSUANT TO RULE 14A-8(i)(2) BECAUSE THEY SEEK TO HAVE THE BOARD OF DIRECTORS ABDICATE ITS FIDUCIARY DUTIES.

It is our opinion that the Proposals may be omitted because the action that they seek to require the Board to take, pursuant to the Declassification Proposal, the Anti-Takeover Protection Elimination Proposal and the Redemption Proposal, would constitute an abdication of the Board's fiduciary duties in violation of Delaware law, which does not permit a board of directors to delegate to stockholders its duty to make the determination whether to maintain a rights plan or any other anti-takeover protections. Moreover, the Nomination Proposal and Investigation Proposal, in violation of Delaware law, would require the Board to nominate certain candidates and launch certain investigations regardless of how the members of the Board would exercise their own informed business judgment on those matters.

A. The Power and Duty to Determine Whether to Maintain the Rights Plan or the Company's Other Anti-Takeover Protections Reside in the Board.

Section 141(a) of the Delaware General Corporation Law (the "DGCL"), described by the Delaware Supreme Court as the "bedrock of the General Corporation Law," places the responsibility for managing the affairs of a Delaware corporation on its board of directors, not its stockholders:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

8 Del. C. § 141(a); Pogostin v. Rice, 480 A.2d 619, 624 (Del. 1984) ("The bedrock of the General Corporation Law of the State of Delaware is the rule that the business and affairs of a corporation are managed by and under the direction of its board."); Smith v. Van Gorkom, 488 A.2d 858, 872 (Del. 1985) ("Under Delaware law, the business judgment rule is the offspring of the fundamental principle, codified in 8 Del. C. § 141(a), that the business and affairs of a Delaware corporation are managed by or under its board of directors."); Paramount Communications, Inc. v. Time, Inc., Del. Ch., C.A. Nos. 10866, 10670, 10935, Allen, C., slip op. at 77-78 (July 14, 1989), aff'd, 571 A.2d 1140 (Del. 1989) ("directors, not shareholders, are charged with the duty to manage the firm").

The Delaware Supreme Court recently reaffirmed, in the strongest terms, that decisions with respect to a rights plan are solely for the board, and not the stockholders. Leonard Loventhal Account v. Hilton Hotels Corp., 780 A.2d 245 (Del. 2001). A board's authority and duty under Section 141(a) include not only the authority and duty to decide whether to adopt a rights plan but also whether to maintain one in place after its adoption.[1] The Board adopted a rights plan in 2001 and has elected to maintain it in place since that time. Moreover, the Board determined to include several anti-takeover protections in its Restated Certificate and By-laws,

---

[1] Hilton Hotels, supra; Quickturn Design Systems, Inc. v. Shapiro, 721 A.2d 1281 (Del. 1998); Moran v. Household Int'l, Inc., 500 A.2d 1346 (Del. 1985).

including the staggered board provision, the prohibition against stockholders acting by written consent and the provision preventing stockholders from calling a special meeting. The Delaware Supreme Court has emphasized that a board has "both the power and duty" to erect and maintain defenses if the board determines, in the exercise of its independent judgment in accordance with its fiduciary duties, that doing so is in the best interests of the stockholders. Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946, 949 (Del. 1985). Under the Proposals, however, the Board is asked to withhold its judgment on these matters and instead defer to a vote of the stockholders.

B. Limitations on the Power and Duty of the Board to Decide Whether to Maintain the Rights Plan or the Company's Other Anti-Takeover Protections Are Impermissible.

In Quickturn Design Systems, Inc. v. Shapiro, 721 A.2d 1281 (Del. 1998), the Delaware Supreme Court struck down a "delayed redemption" provision of a rights plan because that provision limited the board's absolute discretion to determine whether to maintain the plan or to eliminate it by redeeming the rights. More recently, in Hilton Hotels, the Delaware Supreme Court made clear that stockholders cannot overrule a board's decision to have a rights plan.

The Court in Quickturn emphasized that Section 141(a) of the DGCL gives a board "full power to manage and direct the business and affairs of a Delaware corporation." 721 A.2d at 1292 (emphasis in original). Even though the provision at issue only restricted the board's ability to redeem the rights for a limited period of time, such a limitation on the board's authority violated Section 141(a) because it prevented the board from "completely discharging its fundamental management duties." Id. at 1291 (emphasis in original). Thus, Section 141(a) does not permit limits, other than in the certificate of incorporation itself, on a board's discretion to decide whether to redeem a rights plan. The Restated Certificate does not contain any such limit. To the contrary, Article IV(e) of the Restated Certificate provides that "[a]ll corporate powers and authority of the Corporation (except as at the time otherwise provided by law, by this Certificate of Incorporation or by the By-laws) shall be vested in and exercised by the Board of Directors." No provision of the Restated Certificate or the Company's By-laws otherwise provides. In addition, Article V of the Restated Certificate specifically authorizes the Board to create and issue rights such as those issued pursuant to the Company's rights plan.

The Hilton Hotels decision is the most recent instance in which the Delaware Supreme Court has addressed the division of authority between directors and stockholders with respect to rights plans. In that case a stockholder argued that it could not be bound by a rights plan that the board had adopted without stockholder approval. Citing the seminal Delaware decision approving rights plans, Moran v. Household Int'l, Inc., 500 A.2d 1346 (Del. 1985), the Court rejected this assertion out of hand, saying:

> Moran addressed a fundamental question of corporate law in the context of takeovers: whether a board of directors had the power to adopt unilaterally a rights plan the effect of which was to interpose the board between the shareholders and the proponents of a tender offer. The power recognized in Moran would have been meaningless if the rights plan required shareholder approval. Indeed it is difficult to harmonize Moran's basic holding with a contention that questions a Board's prerogative to unilaterally establish a rights plan.

Hilton Hotels, 780 A.2d at 249. Just as it is the board's prerogative unilaterally to establish a rights plan, so too is it the board's unilateral prerogative to make the determination whether to maintain the plan or to eliminate it by redeeming the rights. The Redemption Proposal requests that the Board place an impermissible limitation on that prerogative by deferring to a stockholder vote on whether to redeem the rights.

The decisions of the Delaware Supreme Court in Quickturn and Hilton Hotels are consistent with, and premised upon, fundamental principles of Delaware law regarding directors' fiduciary duties with respect to rights plans and anti-takeover measures in general developed by the Court over the years. The Court has said that a limitation on the board's authority with respect to such measures "impermissibly circumscribes the board's statutory power under Section 141(a) and the directors' ability to fulfill their concomitant fiduciary duties." Quickturn, 721 A.2d at 1293 (emphasis added). As discussed in Part II.A., supra, in its landmark Unocal decision, the Delaware Supreme Court emphasized that a board has "both the power and duty" to erect and maintain defenses if the board determines, in the exercise of its independent judgment in accordance with its fiduciary duties, that doing so is in the best interests of the stockholders. Unocal, 493 A.2d at 949. Indeed, the board's "power and duty" to protect the corporation is the cornerstone of the Delaware Supreme Court's decision in Moran, where the Court first upheld the validity of rights plans. The Court there made clear that a board is subject to the same unremitting fiduciary obligation whether considering the adoption, or the redemption, of a rights plan. Only the board has the power, and the concomitant duty, to make such decisions.[2] See

[2] See Moran, 500 A.2d at 1357 ("The ultimate response to an actual takeover bid must be judged by the Directors' actions at that time, and nothing we say here relieves them of their basic fundamental duties to the corporation and its stockholders."). Quickturn makes clear that the same fiduciary obligation applies even to a new board elected in a proxy contest on a platform of redeeming the rights plan, i.e., the board cannot take such action simply because the stockholders effectively approved it by electing them, but rather must make an independent fiduciary judgment whether such action truly is in the best interests of the corporation and its stockholders as a whole at the time the action is considered by the board. See Quickturn, 721 A.2d at 1292.

also In re Pure Resources, Inc. S'holders Litig., Del. Ch., C.A. No. 19876, slip op. at 39-40 (Oct. 7, 2002) ("It quickly became settled that target boards could employ a poison pill and other defensive measures to deflect a tender offer that was structured in a coercive manner . . . .").

C. The Duty of the Board to Determine Whether to Maintain the Rights Plan or the Company's Other Anti-Takeover Protections Cannot Be Delegated to the Stockholders.

The fundamental power and duty of the directors to decide whether to adopt or maintain a rights plan or the Company's other anti-takeover protections cannot be delegated to the stockholders, as would be the case if the Declassification Proposal, the Anti-Takeover Elimination Proposal, and the Redemption Proposal were adopted. Such an abdication of directorial responsibility would "violate[] the duty of each director to exercise his own best judgment on matters coming before the board." Abercrombie v. Davies, 123 A.2d 893, 899 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957) (quoted in Quickturn, 721 A.2d at 1292).

The Delaware Supreme Court has addressed the rule against "abdication" or "over-delegation" of directorial authority, stating:

> Directors may not delegate the duties which lie "at the heart of the management of the corporation." A court "cannot give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters."

Grimes v. Donald, 673 A.2d 1207, 1214 (Del. 1996) (citations omitted).[3]

---

[3] Writing in the same case, the Chancellor stated that "the board may not either formally or effectively abdicate its statutory power and its fiduciary duty to manage or direct the management of the business and affairs of this corporation." Grimes v. Donald, Del. Ch.,
(Continued. . .)

The primacy of the board's role -- and the undelegable nature of the duties the Declassification Proposal, the Anti-Takeover Elimination Proposal and the Redemption Proposal would seek to delegate to the Company's stockholders -- is nowhere clearer than in the takeover context. As stated by Chancellor Allen, "in recent years the Delaware Supreme Court has made it clear -- especially in its jurisprudence concerning takeovers, from Smith v. Van Gorkom through QVC v. Paramount Communications -- the seriousness with which the corporation law views the role of the corporate board." In re Caremark Int'l Inc. Deriv. Litig., 698 A.2d 959, 970 (Del. Ch. 1970) (footnote omitted). Indeed, the Delaware Supreme Court has gone so far as to say that a board breached its fiduciary duties by playing a passive role in an auction of the company, stating that a board "may not avoid its active and direct duty of oversight in a manner as significant as the sale of corporate control." Mills Acquisition Co. v. Macmillan, Inc., 559 A.2d 1261, 1281 (Del. 1989).

In another leading case, the Delaware Supreme Court rejected a claim that a board's response to a pending tender offer, which included the board's refusal to redeem a rights plan, should be struck down because a majority of the stockholders wished to tender. The Court made clear that it was the duty of the board, not the stockholders, to make the decision at hand:

> [Plaintiffs'] contention stems, we believe, from a fundamental misunderstanding of where the power of corporate governance lies. Delaware law confers the management of the corporate enterprise to the stockholders' duly elected board representatives. The fiduciary duty to manage a corporate enterprise includes the selection of a time frame for achievement of corporate goals. That duty may not be delegated to the stockholders.

(. . . continued.)
C.A. No. 13358, Allen, C., slip op. at 17 (Jan. 19, 1995), aff'd, 673 A.2d 1207 (Del. 1996).

Paramount Communications, Inc. v. Time, Inc., 571 A.2d at 1154 (emphasis added). In short, a board cannot have taken away from it, nor can it avoid by referring to stockholders, its exclusive authority to decide whether to maintain a rights plan or other anti-takeover protections. Indeed, a board that did so would expose itself to potential liability for abdication of its own non-delegable responsibilities.

A board's inability to delegate such decisions to stockholders, or to simply defer to the wishes of a stockholder majority, as the Proposals dictate, is clear from decisions of the Delaware courts in other contexts, as well. In Smith v. Van Gorkom, 488 A.2d 858 (Del. 1985), the Delaware Supreme Court held that a board could not turn over to stockholders the decision whether to enter into a merger; rather, the board was required to make an independent judgment whether the merger was in the stockholders' best interests and affirmatively to recommend the merger to stockholders before submitting it for their approval. Id. at 873 (stating that board has a duty to make informed, independent decision regarding merger agreement and "may not abdicate that duty by leaving to the shareholders alone the decision to approve or disapprove the agreement"). Similarly, in McMullin v. Beran, 765 A.2d 910 (Del. 2000), the Delaware Supreme Court held that the board of a corporation with an 80% stockholder who clearly could replace the board, and veto any transaction that the board recommended, nonetheless had an unmitigated duty to exercise its independent judgment whether to approve a merger transaction proposed by the 80% stockholder. Id. at 919-20 (stating that the board "could not abdicate its obligation to make an informed decision on the fairness of the merger by simply deferring to the judgment of the controlling stockholder").

Stockholders are not powerless simply because they do not have the ability to control a board's decisions with respect to a rights plan or other anti-takeover protections. Under the Delaware corporation law, their ultimate power is exercised at the ballot box, where they can vote out directors whose view of protecting the corporation differs from their own:

> If the stockholders are displeased with the action of their elected representatives, the powers of corporate democracy are at their disposal to turn the board out.

Unocal, 493 A.2d at 959. That stockholders can vote out directors for making decisions with which they disagree does not, however, permit stockholders to dictate those decisions in the first place, as the authorities discussed above demonstrate. Similarly, and as those same authorities demonstrate, the directors may not abdicate their decision-making responsibility by simply deciding to take instructions from a stockholder majority. Instead, directors have a statutory and fiduciary duty to make their own, independent decision on a matter such as whether to maintain a rights plan or other anti-takeover protections.

D. The Redemption Proposal Impermissibly Requires the Expenditure of Corporate Funds.

The Redemption Proposal would require the Company, upon its adoption, to redeem each outstanding right at a price of $0.001 per right. This would require the Company to expend approximately $13,300 (the "Redemption Price") plus legal and administrative expenses. As the Redemption Proposal calls for an authorization directly by the stockholders of the expenditure of corporate funds to redeem the rights, it would usurp the authority vested in the Board under Section 141. The Delaware Court of Chancery has recognized that the expenditure of corporate funds clearly falls within the directors' discretion under Section 141:

> [T]o grant emergency relief [that would prohibit the board from expending funds the corporation had received upon issuance of its stock] would represent a dramatic incursion into the area of responsibility created by Section 141 of our law. The directors of [the corporation], not this court, are charged with deciding what is and what is not a prudent or attractive investment opportunity for the company's funds.

UIS, Inc. v. Walbrow Corp., C.A. No. 9323, slip op. at 7-8 (Del. Ch. Oct. 6, 1987). See also Radiation Care, 1994 SEC No-Act. LEXIS 841 (Dec. 22, 1994) (providing no-action relief in connection with stockholder proposal purporting to authorize the expenditure of corporate funds because such authorization would have been "effected by shareholders without any concurring action by the board of directors," which would be "inconsistent with Section 141(a) of the Delaware General Corporation Law").

E. The Duty of the Board to Determine Which Candidates to Nominate as Directors Cannot Be Delegated to Stockholders.

The Nomination Proposal would require the Board to nominate director candidates such that, if elected, a substantial majority of directors would be independent. Such a mandate would limit the Board's exercise of its fiduciary duties in determining which candidates to nominate to the Board in violation of Delaware law. The prohibition in Section 141 against directors delegating certain fundamental duties was applied to a board's duty with respect to selecting future directors in Chapin v. Benwood Foundation, Inc., 402 A.2d 1205 (Del. Ch. 1979), aff'd on other grounds sub nom, Harrison v. Chapin, 415 A.2d 1068 (Del. 1980) (per curiam). In Chapin, the Delaware Court of Chancery invalidated an agreement among the trustees of a non-profit corporation that bound such trustees to maintain the number of trusteeships at four, and to fill vacancies in those positions with successors to be determined as set forth in that agreement. The Court found that the agreement was invalid because the trustees surrendered essential management powers:

> [T]he decision here should be controlled by the long-standing rule that directors of a Delaware corporation may not delegate to others those duties which lay at the heart of the management of the corporation.

Chapin, 402 A.2d at 1210. The Court applied delegation principles to agreements that bind directors in the future because, like contemporaneous delegations, such agreements deprived the stockholders of the directors' business judgment.

In other words, the tying of future boards' hands constitutes a prospective delegation of their management prerogatives; when the time for directors to act ripens, they will be unable to apply their directorial discretion. The Chapin court cited the Chancery Court's decision in an earlier case as expressing the following "fundamental principle which permeates" those cases involving the delegation of directors' duties:

> So long as the corporate form is used as presently provided by our statutes this Court cannot give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters.

Id. at 1211 (quoting Abercrombie v. Davies, 123 A.2d 893, 899 (Del. Ch. 1956, rev'd on other grounds, 130 A.2d 338 (Del. 1957)).

Significantly, the Chapin court found that the trustees had "a duty to use their best judgment in filling a vacancy on the board of trustees as of the time the need arises." Id. Here, similarly, the hands of future boards must not be tied with respect to the types of nominees for future board elections; that decision must be made at the "time the need arises." The Nomination

Proposal would require the Company to violate Delaware law by delegating duties that "lay at the heart of the management of the corporation."

F. The Duty of the Board to Determine Whether to Launch the Investigations Required Under the Investigation Proposal Cannot be Delegated to Stockholders.

The Investigation Proposal would require the Board to launch an independent investigation of conflicts of interest, breaches of fiduciary duty and the reasons for rejection of transactions presented to the Company, and would require the Board to evaluate additional avenues to maximize stockholder value. Such requirement would limit the Board's exercise of its fiduciary duties in these matters in violation of Delaware law. Delaware law recognizes the duty of the board of a Delaware corporation with respect to investigating matters such as conflicts of interest and breaches of fiduciary duty in its requirement that before a stockholder brings a derivative lawsuit, the stockholder must first request that the board of directors consider bringing such lawsuit. This requirement has been described as "a recognition of the fundamental precept that directors manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 812 (Del. 1984). Accordingly, the determination whether to pursue any such claim must be made by the board in the exercise its fiduciary duties. See Grimes v. Donald, 673 A.2d 1207, 1215 (Del. 1996) ("If a claim belongs to a corporation, it is the corporation, acting through its board of directors, which must make the decision whether or not to assert the claim."). The Investigation Proposal, however, would require the Board to launch the investigations contemplated thereby, regardless of how the Board would exercise its fiduciary duties regarding such matters in violation of Delaware law. Moreover, any decisions regarding maximizing stockholder value are to be made by the Board in the exercise of its fiduciary duties and, to the extent the Investigation Proposal results in the delegation of any such determination to the Company's stockholders, it violates Delaware law.

III. THE PROPOSALS MAY BE OMITTED PURSUANT TO RULE 14A-8(i)(1) BECAUSE THEY ARE NOT A PROPER MATTER FOR STOCKHOLDER ACTION UNDER DELAWARE LAW.

The Proposals may be omitted from the Company's 2003 proxy statement and form of proxy pursuant to Rule 14a-8(i)(1), which permits the omission of a stockholder proposal "if the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the Company's organization." As discussed in Part II, supra, Section 141(a) of the DGCL provides that the business of a corporation is to be managed by its directors. The Proposals, if adopted, would require the Board to take various actions, including nominating independent director candidates, eliminating the staggered board and the Company's other anti-takeover protections, redeeming the Company's stockholder rights plan and launching various independent investigations, regardless of how the members of the Board would exercise their own informed business judgment on those matters. These matters fall within the purview of the business and affairs of the Company, which are to be managed by or under the direction of the Board as mandated by Section 141(a) of the DGCL. In addition, the Proposals are not precatory; they are not cast as a request or a recommendation. The staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission has consistently concurred that a shareholder proposal mandating or directing a company's board of directors to take certain action is inconsistent with the discretionary authority granted to a board of directors under state law and violative of Rule 14a-8(i)(1). See, e.g., Alaska Air Group, Inc., 2000 SEC No-Act. LEXIS 479 (Mar. 26, 2000).

Moreover, the Declassification Proposal and the Anti-Takeover Protection Elimination Proposal would require amendments to the Restated Certificate because the provisions authorizing the staggered board and prohibiting stockholder action by written consent are found in the Restated Certificate. An amendment of these provisions would have to be made in accordance with Section 242 of the DGCL. To effectuate an amendment to a corporation's certificate of incorporation, Section 242(b)(1) requires that the board of directors first adopt "a resolution setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof for the consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting of the stockholders." Then, if a majority of the outstanding stock entitled to vote on the matter, and a majority of the outstanding stock of each class entitled to vote on the matter as a class, have been voted in favor of the amendment, a certificate of amendment may be filed with the Secretary of State of the State of Delaware to effect the amendment. The Proposals, as written, mandate an amendment to the Company's certificate of incorporation by the action of the Board. Therefore, the Declassification Proposal and the Anti-Takeover Protection Elimination Proposal must be viewed as a unilateral attempt by the stockholders to amend the Restated Certificate or as a command to the Board to effect that amendment. Neither is a proper subject for stockholder action under Delaware law. The Staff has recognized that a proposal which would circumvent the statutory scheme for charter amendments prescribed by Delaware law is not a proper subject for shareholder action. See Watt Industries, Inc., 1998 SEC No-Act. LEXIS 704 (July 10, 1998); Hechinger Company, 1997 SEC No-Act. LEXIS 480 (March 28, 1997).

IV. THE PROPOSALS MAY BE OMITTED PURSUANT TO RULE 14A-8(i)(13) BECAUSE THEY WOULD, IN EFFECT, REQUIRE THE COMPANY TO INCREASE ITS DIVIDEND PAYMENTS BY AN AMOUNT EQUAL TO THE REDEMPTION PRICE.

Under Rule 14a-8(i)(13), a company may omit a stockholder proposal if the proposal relates to specific amounts of cash or stock dividends. The Redemption Proposal would, in effect, require the Company to increase the Company's dividend payments in an amount equal to the Redemption Price. The Staff has consistently permitted the exclusion of proposals that seek to raise a corporation's dividend level either by a specific dollar amount or according to a formula. See, e.g., Microsoft Corp., 2002 SEC No-Act. LEXIS 686 (Aug. 26, 2002); General Motors Corp., 2000 SEC No-Act. LEXIS 529 (Apr. 7, 2000).

* * *

In summary, the Proposals seek to permit the stockholders of the Company, rather than the Board, to decide, inter alia, whether the Company should avail itself of the protections afforded by its rights plan and other anti-takeover protections, and is, therefore, not a proper matter for stockholder action and is violative of Delaware law. In addition, the Proposals would impermissibly require the Company to expend corporate funds and would, in effect, require the Company to increase its dividend payments. Accordingly, it is our opinion that the Proposals may be omitted from the Company's proxy materials pursuant to Rule 14a-8(i)(1), Rule 14a-8(i)(2) and Rule 14a-(i)(13).

Very truly yours,

Morris, Nichols, Arsht & Tunnell

LAMPF, LIPKIND, PRUPIS & PETIGROW

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

210 EAST 49TH STREET, SUITE 400
NEW YORK, NEW YORK 10017
TEL: (212) 527-9974
FAX: (212) 527-9976

WILLIAM D. LIPKIND
STEPHEN E. LAMPF
NEIL L. PRUPIS
PAUL M. PETIGROW*
ELIZABETH GASSER
ANDREW S. BERNS
ANDREW M. EPSTEIN
GRACE D. MACK*
SHEILA TARABOUR*
HARVEY J. KESNER

LOIS S. FELDMAN***
JILL LAZARE *
DOUG SCHNEIDMAN*

OF COUNSEL
THEODORE I. BOTTER*
NEIL OSWALD ERIKSEN*
THERESA BORZELLI

*ALSO MEMBER OF N.Y. BAR
**ALSO MEMBER OF PA BAR
***ALSO MEMBER OF D.C. BAR/
MEMBER OF N.Y. & D.C. BAR ONLY

NEW JERSEY OFFICE:
80 MAIN STREET
WEST ORANGE, NJ 07052
Tel: (973) 325-2100
Direct: (973) 736-1561

FACSIMILE
(973) 325-2839
(973) 243-0964

March 24, 2003

VIA FACSIMILE AND UPS OVERNIGHT MAIL
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: The MIIX Group, Incorporated
Response to Request to Exclude Shareholder
Proposals of Stuart Glasser, M.D. Under Rule 14a-8(e)

Gentlemen:

We represent Stuart Glasser, M.D., the proponent of a corporate governance resolution (the "Resolution") for inclusion in the management proxy statement (the "Proxy Statement") for The MIIX Group, Incorporated ("MIIX" or the "Company") for the 2003 Annual Meeting of Shareholders (the "Annual Meeting") to be held on May 8, 2003.

We have been provided with a copy of a letter dated February 27, 2003 (the "Opposing Letter") from Drinker Biddle & Reath, counsel to MIIX, supplementing letters dated January 22, 2003 and January 17, 2003, addressed to the staff of the Office of Chief Counsel objecting to the inclusion of the Glasser Resolution in the Proxy Statement. For reasons set forth in the Opposing Letter, MIIX seeks confirmation that the staff of the Division of Corporation Finance will not recommend enforcement action if MIIX excludes the Glasser Resolution and supporting statement from the 2003 Annual Meeting management Proxy Statement. For the reasons set forth in our letter dated January 17, 2003 and herein, we disagree with the assertion that Dr. Glasser's proposal may be omitted under any circumstances.

Dr. Glasser's Resolution satisfies each of the requirements of Rule 14a-8 and must be included in the MIIX Proxy Statement. The single Resolution, together with a brief supporting statement, contains fewer than 500 words. No objection to the Resolution was timely made by the Company within the 14 day period permitted and therefore no objection to the proposal's inclusion in the Proxy Statement may properly be made before the Securities and Exchange Commission ("SEC") under any of the rules or regulations of the SEC under the Securities

Exchange Act of 1934, as amended (the "Exchange Act"). Furthermore, as more specifically described below, none of the bases cited by the Company for objection in the Opposing Letter are applicable.

The Company seeks through the no-action position sought from the staff, to continue to monopolize its access to the corporate machinery that applicable Delaware law and SEC Rules reserve to the shareholders, but permit to be utilized by management only while observing their fiduciary duties to shareholders generally. Company management alone controls the proxy machinery. Without imposing obligations on the Company to include a valid corporate governance proposal public shareholders of MIIX will have been disenfranchised in their rights to communicate with other shareholders and seek consensus, rights preserved for the shareholders through the proxy machinery. The Commission has long encouraged communication among shareholders and has adopted numerous amendments to the proxy rules and regulations in furtherance of this important right. See Release 34-31,326 (Oct 16, 1992), Release 34-30,849 (June 24, 1992), and Release 34-29,315 (June 17, 1991).

The Opposing Letter points out that the Company and certain members of management are presently defendants in a civil action pending in the United States District Court for the District of New Jersey, in which class certification is being sought alleging, among other things, that management of the Company improperly undertook a series of transactions with a company established by management, but owned by other investors not the shareholders of the Company, and transferred valuable business and assets of the Company to their new company without appropriate authorization by any independent members of the Board of Directors or the shareholders and without adequate consideration. Such action alleges, among other things, violations of Rule 10b-5 and Rule 14a-9 under the Exchange Act. The action also alleges that the Company's proxy statement for the year ended December 31, 2002 failed to disclose management's interest in such new company known as MIIX Advantage Insurance Company of New Jersey ("Advantage") and compensation and benefits expected to be derived therefrom. As a result, plaintiff intends to move to invalidate the results of the prior year's election of directors and for other relief. The Proponent, plaintiff in the class action, has made appropriate demand on the Company to undertake an internal investigation and has been refused. Without an effective means to pursue shareholder consensus and support through the proxy machinery which is dominated and controlled by the very persons whose actions are proposed to be investigated, an important tool would be denied to shareholders and shareholder suffrage rights would be damaged. To assure that the means exist to investigate self-dealing interested transactions that appear to have occurred at the Company in connection with the Advantage transaction the staff should deny the request for a no-action position. That a separate action has been commenced alleging prior breaches of fiduciary duty should not provide a basis to prohibit current efforts by shareholders to assure transparency in management actions and adoption of appropriate corporate governance practices. The Company seeks to prevent the facts of the Advantage transaction from being investigated because they may face civil liability for such acts as well as place in jeopardy their own continued association with the Company. A Company officer faced with the facts as represented in the Company's own press releases and prior public filings would be obligated even to report such matters for investigation by the SEC. The staff should consider the allegations herein as a basis for referral for investigation to the Division of Enforcement.

This following paragraphs respond to the numbered paragraphs set forth in the Drinker Biddle & Reath Opposing Letter as set forth below.

Par I. The Proposal

The Opposing Letter claims that the Proponent proposal consists of more than a single proposal. The Opposing Letter also claims that the proposal would *require* certain action be taken by the Company on a shareholder vote, rather than through the medium of the Board of Directors as the proper vehicle to initiate corporate actions. To the contrary, the proposal is precatory inasmuch as it seeks to authorize the Board of Directors to take the steps indicated. The Proponent's proposal, in its entirety, is a single proposal in support of adoption of a corporate governance initiative addressed to matters that singly allow the Advantage transaction to withstand scrutiny - entrenchment of management through anti-takeover provisions, failure to nominate or elect independent directors, and the protection those measures and the poison pill afford management in their actions with respect to the Advantage transaction. The elements of the single proposal all emanate from one concept - the protection of shareholders from the self-dealing interested transaction embodied in the Advantage plan and the immediate harm that threatens through elimination of anti-takeover provisions and appointment of independent board members. Proponent agrees to the replacement of the word "require" with the word "request" to clarify the precatory nature of the proposal. See Computer Horizons Corp. 1993 SEC No-Action Letter, Lexis 572 (Apr. 1, 1993); Citicorp, 1994 SEC No-Action Letter, Lexis 56 (Jan 4, 1994). See Guest Supply Inc., SEC No-Action Letter, 1998 WL 741094 (Oct. 21, 1998).

Par II. Procedural Grounds for Exclusion

A. The Proponent Failed to Satisfy Eligibility Requirements Under Rule 14a-8(b).

On February 20, 2003 MIIX first announced the record date (March 21, 2003) for the 2003 Annual Meeting of Shareholders to be held on May 8, 2003. As of March 21, 2003, Dr Glasser continues to own several hundred thousand shares of the common stock of the Company and intends to continue to hold such shares through the date of the meeting. However, at the time of Dr. Glasser's letter notifying the Company of the proposal no date had been set for the Annual Meeting and the Company's by-law provisions requiring advance notice of proposals could not have been satisfied had Dr. Glasser waited until February 20, 2003 to deliver his notice. Accordingly, there was no realistic opportunity for Dr. Glasser to state as to a meeting that did not yet exist that he would continue to hold such shares through an unknown future date. Furthermore, the Company's 2002 Proxy contains false and misleading information concerning the date by which such a notice would have had to been received and the implications of a date for the subsequent meeting which has been addressed previously. Accordingly, Proponent has satisfied all of the Requirements Under Rule 14a-8.

B. The Proponent Submitted Multiple Proposals in Violation of Rule 14a-8(c).

See Response Par. I, above.

Par III. State Law Grounds For Exclusion

None of the reasoned grounds presented in the Opposing Letter and supported by the opinion of Morris, Nichols, Arsht & Tunnel ("MNAT") that state law makes the proposed action not a proper action by shareholders of a Delaware corporation are proper reasons for exclusion of the proposal. The proposal does not require the taking of any action as a result of a vote of stockholders wherein such action is within the province of actions traditionally preserved for initiation by a Board of Directors. The proposal explicitly addresses a resolution directed to the Board of Directors of the Company. As such, the manner, timing and procedure for implementation of the precatory resolution as well as the elements of the resolution implemented by the Company, remain matters to be determined by the Board of Directors in the proper exercise of their fiduciary duties and responsibilities to shareholders generally.

Whether or not the manner of implementation of the proposal, if adopted, violates state law, or for that matter whether the Advantage transaction, adoption of the poison pill in the face of an arms-length third-party proposal, adoption of staggered terms and other anti-takeover provisions detrimental to shareholders violate state law as pursued by the Company, are matters for the courts to determine and are the subject of pending litigation. It is not surprising or unexpected that management, as evidenced by the opinion of MNAT, would have a position contrary to Proponent on the issues. It would be wholly-improper for the staff to side with defendants in concluding the proposal represents a prospective breach of Delaware law, yet not consider the actions leading to the proposal, particularly where a civil case alleging corporate governance abuse is presently in litigation. To do so without benefit taken from full consideration of legal issues applicable to the Advantage transaction and the need for investigation would unnecessarily hinder the rights of Proponent to pursue corrective actions in a manner authorized under the Exchange Act. Accordingly, for the staff to be influenced in any manner whatsoever by the MNAT opinion in determining to issue a no-action letter would be improper.

Par IV. Additional Substantive Grounds for Exclusion

The proposal has no bearing on any future efforts that the Proponent may take to exercise rights to nominate or elect a slate of directors as permitted under applicable law and the Company's own by-laws. The proposal does not request that any particular nominee be elected nor does it seek to elevate a shareholder proposal into a means to elect Proponent's candidates at the Annual Meeting. The proposal does not suggest that any director may not complete any current term nor that any currently elected director be removed as a result. Declassifying the board will not affect the unexpired terms of the directors elected or appointed to the Board, and Proponent would agree to inclusion of a statement to that effect. The proposal does not seek a personal benefit but a benefit to be derived by shareholders generally.

Conclusion

Fundamentally, the proposal and Proponent's efforts are directed to joint goals of independence of Boards of Directors and addressing problems faced when interested directors in a public company undertake transactions in which they stand to benefit at the expense of the shareholders of the Company for whom they serve. Advantage has not a single employee of its own nor was it formed with any directors or executive officers other than the Company's. The Company's executives spearheaded a private placement and raised over $26 million for Advantage's operations - activities for which management has not accounted for and has no responsibility to the public shareholders of MIIX. Management caused the Company to cease all new insurance operations, retained all the existing liabilities as a cost to the Company and transferred all of its future opportunities to another company with which they also serve as officers and directors. The Proponent is entitled to challenge these acts in every way provided under the law, under the Exchange Act, in court, and through the proper use of the proxy machinery. In light of the foregoing, the staff should deny the request of the Company for issuance of a no-action position.

Respectfully,



Harvey J. Kesner

cc: H. John Michel, Esq.

DrinkerBiddle&Reath LLP

H. John Michel, Jr.
215-988-2515
john.michel@dbr.com

Law Offices
One Logan Square
18TH and Cherry Streets
Philadelphia, PA
19103-6996

215-988-2700
215-988-2757 fax
www.drinkerbiddle.com

NEW YORK
WASHINGTON
LOS ANGELES
SAN FRANCISCO
PRINCETON
FLORHAM PARK
BERWYN
WILMINGTON

March 28, 2003

VIA FACSIMILE AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

RE: The MIIX Group, Incorporated
Response to Request to Exclude Shareholder
Proposals of Stuart Glasser, M.D. Under Rule 14a-8(a)

Ladies and Gentlemen:

We are writing on behalf of The MIIX Group, Incorporated (the "Company") in response to the letter to you from Lampf, Lipkind, Prupis & Petigrow dated March 24, 2003, relating to resolutions proposed by Stuart Glasser, M.D. for inclusion in the Company's Proxy Statement (the "Proxy Statement") for the 2003 Annual Meeting of Shareholders.

We respectfully submit that the Lampf, Lipkind letter provides no new information relevant to the determination of whether Dr. Glasser is entitled pursuant to Rule 14a-8 to require the Company to include his proposals in its Company's Proxy Statement. The Company continues to believe, as articulated in its previous letters to the Commission that Dr. Glasser's proposals were not properly and timely submitted to the Company pursuant to Rule 14a-8 and, also, are not proper for inclusion in the Company's Proxy Statement even had they been timely submitted. Given the lateness of the Lampf, Lipkind letter, we will be brief; but given its tone and innuendo, we believe a response is appropriate. And, we appreciate this opportunity to provide it.

Communications with Shareholders. The Lampf, Lipkind letter contends that the Commission's failure to require the inclusion of the Glasser resolutions in the Proxy will disenfranchise the stockholders of MIIX in their rights to communicate with other stockholders. This simply isn't true. Through a request made pursuant to Delaware law, Dr. Glasser has obtained a list of the Company's stockholders. Dr. Glasser has made several filings under Rule 14a-6(g). He has made at least one mailing presenting them with his views, including each of the matters that are the subject of his improper proposed resolutions[1]. In addition, the Company has indicated to Dr. Glasser that it would

[1] The Company has received a request made on behalf of Dr. Glasser pursuant to Section 220 of the Delaware General Corporation Law and dated March 27, 2003 that the Company furnish an updated stockholders list "to assist" [him] in determining whether to solicit proxies relating to any vote of the holders of Common Stock." This Section 220 request appears to be inconsistent with Dr. Glasser's filings under Rule 14a-6(g) and his earlier mailing to the Company's stockholders.

Established 1849

undertake any other mailings that he might request pursuant to Rule 14a-7. In short, Dr. Glasser is communicating, as is his right, with the stockholders of the Company. That right is unquestioned, and not at issue here; rather, the only question presented is whether Dr. Glasser's proposals are required to be included in the Company's Proxy Statement.

Dr. Glasser's Proposals Were Not Timely. The Lampf, Lipkind letter continues to assert that Dr. Glasser's proposals were timely submitted. In the Company's view, the pertinent facts are these:

- On December 10, 2002, the Company received a long letter submitted on Dr. Glasser's behalf indicating that he expected to raise a number of issues at the forthcoming annual meeting. The letter identified five "resolutions intended to be moved for adoption" at the 2003 Annual meeting. The letter did not request their inclusion in the Company's Proxy Statement, nor did it suggest or imply such inclusion. In form and substance the materials submitted looked nothing like a request prepared for such inclusion. Based on the covering letter, the Company understood that Dr. Glasser intended to attend the annual meeting to move for the adoption of his resolutions. The Company has contended, and continues to contend, that this is the only reasonable interpretation that could have been given to the initial letter.

- On December 16, 2002, the Company received a second communication on Dr. Glasser's behalf. Again, this communication made no request that Dr. Glasser's resolutions be included in the Company's Proxy Statement. It did, however, contain language indicating that Rule 14a-8 might be invoked.

- On December 17, 2002, in response to the December 16 letter, the Company advised Dr. Glasser that it did not interpret the December 10 and December 16 letters as requests to include materials in the Company's Proxy Statement.

- On December 18, the Company received a letter from Lampf, Lipkind indicating that Dr. Glasser was not required to indicate if he wished his "proposals" to be included in the Company's Proxy Statement.

The Company believes that the December 18 letter, by itself, renders Dr. Glasser's proposals untimely, even if they were not otherwise so. Dr. Glasser's counsel has shown himself fully capable of articulating the differences between Rule 14a-8 proxy solicitations and Rule 14a-7 or state law regarding shareholder communications. Dr. Glasser's rights would have been in no way compromised had counsel simply replied "we seek inclusion of our materials in the Company's Proxy Statement under Rule 14a-8." This is not a case where a shareholder is unfamiliar with the technicalities of the SEC's rules or the proxy machinery. And, we do not believe it appropriate to permit proponents of shareholder resolutions to proceed through calculated obfuscation.

Other Matters. As articulated in the Lampf, Lipkind letter, Dr. Glasser appears to have two basic disagreements with the Company: first, he appears to believe that the so called Advantage Transaction represented a transfer of business and assets without appropriate authorization or adequate consideration. Second, he appears to believe that selected provisions of the Company's Articles of Incorporation and other constituent documents, including the Shareholders' Rights Plan are inappropriate. Dr. Glasser seems to suggest that he is left without a way of pursuing his contrary views unless his materials are included in the Proxy. This is simply incorrect. Dr. Glasser has instituted litigation to advance his contentions. The resolution of the differences between Dr. Glasser's views and those of the Board involve complex questions of Delaware law. These are matters that can only be dealt with through the litigation process and, ultimately, a judicial determination applying Delaware law to the relevant facts. The inclusion of Dr. Glasser's materials in the Proxy does not lead to any resolution of the issues that he says concern him. Rather such inclusion appears to be a part of Dr. Glasser's litigation strategy, and not a legitimate effort to advance matters proper for stockholders under Delaware law. The point is really very simple: had Dr. Glasser timely advanced a single proposal complying with Rule 14a-8 and requested that it be included in the Company's Proxy Statement, the Company would have been obligated to include it. He did not do that and he now has waited a month, to the last minute, to advance a series of arguments more closely related to his litigation claims than to the question of whether he is entitled pursuant to Rule 14a-8 to have his materials included in the Company's Proxy Statement. The deficiencies in Dr. Glasser's request could have been remedied months ago. To argue at the last minute that these deficiencies should simply be overlooked merely because he is a stockholder who disagrees with Board action seems an inappropriate manner in which to seek to invoke the very real benefits that Rule 14a-8 confers.

In its previous submissions, the Company has articulated numerous reasons why the Glasser proposal was untimely and why, even if it is timely, it seeks to abrogate the duties of the Board of Directors in a manner contrary to Delaware law. The purpose of

DrinkerBiddle&Reath LLP

this letter is not to restate arguments previously made; but rather to try to make the simple point that nothing in the March 24, 2002 letter is relevant to the applicable question of whether Dr. Glasser's materials are required to be included in the Proxy.

Thank you very much for your consideration in this complex matter.

Very truly yours,



H. John Michel, Jr.

HJM/mac
cc: Patricia Costante
Harvey J. Kessner
Grace Lee

DrinkerBiddle&Reath LLP

H. John Michel, Jr.
215-988-2515
john.michel@dbr.com

Law Offices
One Logan Square
18TH and Cherry Streets
Philadelphia, PA
19103-6996

215-988-2700
215-988-2757 fax
www.drinkerbiddle.com

NEW YORK
WASHINGTON
LOS ANGELES
SAN FRANCISCO
PRINCETON
FLORHAM PARK
BERWYN
WILMINGTON

January 17, 2003

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: **The MIIX Group, Incorporated -- Proposed Exclusion of Five Shareholder Proposals of Stuart Glasser, M.D., as Untimely Under Rule 14a-8(e)**

Ladies and Gentlemen:

The MIIX Group, Incorporated, a Delaware corporation (the "Company"), hereby notifies the Securities and Exchange Commission (the "Commission") of its intent to exclude, as untimely under Rule 14a-8(e), five shareholder proposals purportedly made by counsel to Dr. Stuart Glasser on his behalf pursuant to Rule 14a-8 from its proxy statement and form of proxy for the Company's 2003 annual meeting of shareholders (the "2003 Annual Meeting"). In connection therewith, the Company respectfully requests the staff of the Division of Corporation Finance (the "Staff") to indicate that it will not recommend any enforcement action to the Commission if the Company proceeds as indicated in the previous sentence.

Background

1. The Company's definitive proxy material filed on April 1, 2002 for its 2002 annual meeting of shareholders set forth November 29, 2002 as the last day for submission of Rule 14a-8 shareholder proposals for inclusion in the Company's 2003 proxy materials. The Company subsequently revised and refiled its definitive proxy material on April 9, 2002 reflecting a mailing on or about that date. Although the Company neglected to update the cut-off date in the revised definitive material, it is clear that under Rule 14a-8(e) the revised cut-off date was December 10, 2002 -- an issue in which we are in agreement with Dr. Glasser's counsel.

2. In November, 2002, Dr. Glasser requested a list of record holders of the Company's common stock under Delaware law for the stated purpose of communicating with other holders. The Company has complied with that request.

Established
1849

3. On December 10, 2002, at 4:55 p.m., counsel to Dr. Glasser faxed to the Company his letter, dated December 10, 2002 (the "December 10 Letter," attached hereto as Exhibit A), attaching a four page letter to stockholders which counsel represented had been filed with the Commission under Rule 14a-6(g). Counsel expressed his desire that the enclosed material constitute notice of his client's intention: (i) to nominate a slate of directors at the Company's 2003 annual meeting of stockholders (the "2003 Annual Meeting") and (ii) to propose a series of five resolutions, vaguely described therein, to be moved for adoption at the 2003 Annual Meeting. The December 10 Letter purported to give advanced notice under the applicable provisions of the Company's bylaws of the intent to make nominations from the floor and move certain motions.

The notice made no mention of any request that the enclosed material, or any portion of it, be included in the Company's proxy statement under Rule 14a-8 or otherwise. The text of the material filed by Dr. Glasser under Rule 14a-6(g) was constructed as an independent mailing. Although the material referred to "my proposal," it clearly contained five (5) independent proposals and Dr. Glasser's statement (not identified by Dr. Glasser's counsel as a supporting statement) was well in excess of 500 words. Further, the letter did not contain the written statement or other evidence demonstrating eligibility pursuant to Rule 14a-8(b). Because the material submitted on December 10th did not comply with Rule 14a-8 or its face and because the material made no request or reference to an interest in including the proposals in the Company's proxy materials, the Company did not interpret the request as a Rule 14a-8 request and, it is strongly submitted, (i) it was not in fact intended as one at the time it was written, and (ii) no reasonable person would have so interpreted it.

4. Counsel to Dr. Glasser next sent a letter dated December 16, 2002 (the "December 16 Letter," attached hereto as Exhibit B), in which, by his second paragraph, counsel requested a response by the Company as to whether it intended to mail Dr. Glasser's materials to record holders, and a statement of the approximate number of record and beneficial owners and an estimate of the cost of mailing. In the third paragraph of the December 16 Letter, Dr. Glasser's counsel first suggested that the December 10 Letter may have also been a Rule 14a-8 request. However, in light of both the text of the December 10 Letter and the second paragraph in the December 16 Letter, the third paragraph of December 16 Letter was ambiguous at best. In any event, if the third paragraph of the December 16 Letter was a Rule 14a-8 request, it was the first such request and it was untimely.

5. By letter dated December 17, 2002 (attached hereto as Exhibit C), the Company advised Dr. Glasser's counsel that the Company interpreted the December 16

Letter as a request by Dr. Glasser that the Company perform the acts required of it by Rule 14a-7.

6. By letter dated December 23, 2002 (the "December 23 Response," attached hereto as Exhibit D), within five business days of receipt of the December 16 Letter, the Company notified Dr. Glasser's counsel of its election to mail Dr. Glasser's materials to its stockholders and furnished to him the information required by Rule 14a-7, including an estimate of the cost of mailing.

7. After sending the December 23 Response, the Company received a letter from Dr. Glasser's counsel dated December 18 ("the " December 18 Letter," attached hereto as Exhibit E), in which Dr. Glasser's counsel failed to clarify whether his client intended to proceed under Rules 14a-7 or 14a-8. (Although the December 18 letter was received by the undersigned's main facsimile number on December 18, that copy did not reach the undersigned and the undersigned only received the regular mail copy of the December 18 letter on or about December 27.)

8. On January 8, 2003, Dr. Glasser's counsel sent another letter to the Company's counsel (the "January 8 Letter," attached hereto as Exhibit F), in which he continued to request a copy of the Company's stockholder list under Delaware law. The January 8 Letter made no mention of Rule 14a-8.

It should also be noted that subsequent to this December correspondence, Dr. Glasser's counsel indicated in the course of conversations with this firm that he was interested in discussing the procedure by which Dr. Glasser's letter would be mailed to shareholders either under Rule 14a-7 or under Delaware law.

The Company's Position

The December 10 Letter clearly did not constitute a shareholder proposal pursuant to Rule 14a-8. The December 10 Letter does not request that the resolutions be included in the Company's proxy materials or be identified on the form of proxy, under Rule 14a-8 or otherwise. Instead, the December 10 Letter is clear on its face that it served only as advanced notice pursuant to the Company's by-laws that Dr. Glasser may propose a series of resolutions, vaguely described therein, at the 2003 Annual Meeting in an apparent attempt to comply with the advanced notice provisions of the Company's by-laws on shareholder nominations and motions. The fact that the December 10 Letter fails to demonstrate any compliance with the requirements of Rule 14a-8 is further indication that it did not constitute a Rule 14a-8 shareholder proposal. A detailed discussion of the numerous deficiencies of the December 10 Letter as a Rule 14a-8 submission is unnecessary because Dr. Glasser's untimely attempt to make a Rule 14a-8 submission cannot be remedied.

The subsequent correspondence and discussions with Dr. Glasser's counsel also support the Company's position that Dr. Glasser's Rule 14a-8 request was untimely. The second paragraph of the December 16 Letter requested a response by the Company as to whether it intended to mail Dr. Glasser's materials to record holders, including a statement of the approximate number of record and beneficial owners and an estimate of the cost of mailing. The Company has timely responded to that request and is quite prepared to comply with its remaining obligations under Rule 14a-7. The third paragraph of the December 16 Letter suggested for the first time that Dr. Glasser's proposals were to be included in the Company's proxy materials, although neither the December 10 Letter nor the second paragraph of the December 16 Letter are consistent with that suggestion. The December 16 Letter was interpreted as a request that the Company provide the information required by Rule 14a-7, which the Company subsequently provided in a timely manner in the December 23 Response. Apparently, Dr. Glasser attempted to recharacterize the December 10 Letter as a Rule 14a-8 request – or to preserve the argument that it had been--upon realizing that proceeding under Rule 14a-7 would require that he bear the costs associated with a mailing to the Company's shareholders. In furtherance of this objective, the December 18 Letter stated for the first time, albeit in an ambiguous fashion, that Dr. Glasser intended to preserve the position that the December 10 letter had been a Rule 14a-8 submission. The discussions with Dr. Glasser's counsel on January 8, 2003, further reinforce that the December 10 Letter was not intended to be a Rule 14a-8 proposal.

Furthermore, the December 10 Letter with the attached letter to stockholders does not constitute a "proposal" pursuant to Rule 14a-8 because it is grossly deficient on its face. The submission contains five proposals, whereas only one proposal is permitted under Rule 14a-8. Dr. Glasser's written statement exceeds the 500 word limit by over 900 words. The notice fails to demonstrate Dr. Glasser's eligibility to submit a proposal as required by Rule 14a-8(b). Finally, some or all of the "proposals" are deficient under various provisions of Rule 14a-8(i). Thus, even if it were to be determined that a proper proposal would have been timely, the submission actually made would have to be revised so extensively to qualify under Rule 14a-8 that the revised submission would be an entirely new proposal, which could not relate back to the deadline of December 10, 2002. See IBP, Inc. (Jan. 17, 2000) (citing Exchange Act Release 34-12999 (Nov. 22, 1976) (revised proposal will relate back to deadline if "changes are minor in nature and do not alter the substance of the proposal); Harmonia

Bancorp, Inc. (March 8, 1991) (new proposal not timely submitted because changes are not minor in nature); Occidental Petroleum Corp. (May 4, 1976) (amended proposal constituted new proposal because " wording and its effects are substantially different from the original proposal.")

Conclusion

We believe that Dr. Glasser's counsel has made misleading submissions to the Company, commencing with a 4:55 p.m. facsimile on December 10 and culminating in the assertions in the December 18 letter. We do not believe that the December 10 Letter was intended to be 14a-8 submission at the time it was sent and was reasonably interpreted not to have been one. We believe that the same result would obtain if the December 10 Letter had been authored by a lay person. That it was authored by experienced securities counsel only reinforces that conclusion. An appropriate regard for shareholder concerns cautions against too narrow a reading of the proxy rules relating to shareholder proxy proposals. At the same time, we believe, and the Staff has repeatedly concurred in this view, that the requirements of Rule 14a-8 cannot be virtually ignored in a submission and then subsequently cured after the Rule 14a-8 deadline has passed. Rule 14a-7 provides a clear alternative for shareholder communications in such circumstances. Furthermore, this is not a case in which a shareholder has submitted a proposal on his own. Rather, the December 10 Letter was submitted by experienced securities counsel and gave neither on its face nor in its details any hint of an interest to invoke Rule 14a-8.

No Rule 14a-8 submission was made by or on behalf of Dr. Glasser prior to the December 18 Letter, and, in no event, was any such request made prior to December 16, 2002. In either event, Dr. Glasser failed to meet the December 10, 2002 deadline for inclusion of his materials in the Company's 2003 proxy materials pursuant to Rule 14a-8.

On the basis of the foregoing, the Company respectfully requests the concurrence of the Staff of the Division of Corporation Finance that it will not recommend enforcement action to the Commission if the Company excludes from its proxy materials Dr. Glasser's attempt to make a shareholder proposal pursuant to Rule 14a-8 after the deadline for submitting timely proposals for inclusion in the Company's 2003 proxy materials. The Company remains prepared to comply with its obligations under Rule 14a-7 with respect to Dr. Glasser's materials in the event that Dr. Glasser is prepared to provide the necessary funds to the Company and the materials, as readied for mailing, do not violate Rule 14a-9.

There are, of course, numerous other bases for excluding Dr. Glasser's "proposals" (including exclusions based on sub-paragraphs (b), (c), (d) and (i) of Rule 14a-8). In the event the Commission should fail to concur in the Company's view that the "proposals" were untimely, the Company would submit a second no action request on those alternative bases.

In accordance with Rule 14a-8(j), six copies of this letter, including Exhibits A, B, C, D, E and F, are enclosed. If you have any questions or require any additional information with respect to the Company's request, please do not hesitate to contact me at 215-988-2515.

Thank you in advance for your prompt attention to this request.

Very truly yours,



H. John Michel, Jr.

HJM/jmm

cc: Harvey J. Kesner, Esq.
David D'Aloia, Esq.
Patricia Costante, Chief Executive Officer

LAMPF, LIPKIND, PRUPIS & PETIGROW

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

210 EAST 49TH STREET, SUITE 400
NEW YORK, NEW YORK 10017
TEL: (212) 527-9974
FAX: (212) 527-9976

WILLIAM D. LIPKIND
STEPHEN E. LAMPF
NEIL L. PRUPIS
PAUL M. PETIGROW*
ELIZABETH GASSER
ANDREW S. BERNS
ANDREW M. EPSTEIN
GRACE D. MACK*
SHEILA TARABOUR*
HARVEY J. KESNER

LOIS S. FELDMAN***
JILL LAZARE*
DOUG SCHNEIDMAN*

OF COUNSEL
THEODORE I. BOTTER*
NEIL OSWALD ERIKSEN*
THERESA BORZELLI

*ALSO MEMBER OF N.Y. BAR
**ALSO MEMBER OF PA BAR
***ALSO MEMBER OF D.C. BAR/
MEMBER OF N.Y. & D.C. BAR ONLY

NEW JERSEY OFFICE:
80 MAIN STREET
WEST ORANGE, NJ 07052
Tel: (973) 325-2100
Direct: (973) 736-1961

FACSIMILE
(973) 325-2839
(973) 243-0864

Exhibit A

December 10, 2002

VIA UPS OVERNIGHT MAIL AND FACSIMILE
The MIIX Group, Incorporated
Two Princess Road
Lawrenceville, NJ 08648
Attention: Secretary

Re: Notice of Nominations and Resolutions for 2003 Annual Meeting of Shareholders

Gentlemen:

Enclosed is a copy of a letter intended to advise stockholders of our client's intention to nominate a slate of directors at the 2003 Annual Meeting of Stockholders of The MIIX Group, Incorporated (the "Company"), as well as the text of various resolutions proposed to be moved for adoption at the meeting, recently filed with the SEC under cover of Form PX14A6G.

This letter will serve as notice that the undersigned plans to move for adoption of the five resolutions described in the letter and election of nominees to the Board of Directors at the 2002 Annual Meeting of Stockholders, when scheduled, in accordance with Section 1.09(A)(1)(b) and (2) of the By-Laws of the Company. This notice shall be deemed a continuing notice for the purposes of Section 1.09 requiring notification not less than ninety, nor more than 120, days prior to the scheduled date of the Annual Meeting and shall be effective upon the determination of a record date and date set for such Annual Meeting by the Board of Directors inasmuch as the date for such meeting has not been publicly announced.

Very truly yours,



Harvey J. Kesner

cc: Patricia A. Costante, Chairwoman and CEO
David D'Aloia, Esq.
Stuart Glasser, MD

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
(Pursuant to Rule 14a-6(g))

1. Name of Registrant:

   THE MIIX GROUP INCORPORATED

2. Name of Person Relying on the Exemption:

   STUART GLASSER, MD.

3. Address of Person Relying on the Exemption:

   c/o Lampf, Lipkind, Prupis & Petigrow, PA
   210 East 49th Street
   Suite 400
   New York, NY 10017
   Att: Harvey J. Kesner, Esq.

4. Written Materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1).

   See Attached Letter from Stuart Glasser, MD dated December 9, 2002.

STUART GLASSER, MD

December 9, 2002

Dear Fellow MIIX Group Stockholder:

My name is Stuart Glasser. I am a practicing dermatologist and stockholder of The MIIX Group, Incorporated. Together, my family and I own approximately 500,000 shares of MIIX common stock. I believe my holdings represent the largest single percentage ownership among non-institutional owners of MIIX. I have been a stockholder of MIIX for several years and consider myself to be a long-term investor who looks for growth in well-managed companies.

In October of 2002 I asked for a meeting with the MIIX Board of Directors to talk about improving value for stockholders. I was invited to a meeting held on November 7, 2002 that was attended by Interim CFO Allen G. Sugarman, MIIX' Vice President for Corporate Affairs, MIIX' Vice President of Legal and Regulatory Affairs, and MIIX' outside counsel. MIIX' CEO Patricia Costante did not participate and not a single member of MIIX' Board of Directors attended. Counsel to MIIX was the only party to speak. At the meeting we presented a list of corporate governance principles and other goals that we seek to have implemented and 10 significant questions that we believe highlight management conflicts at MIIX.

During 2002 your management responded to $200 million of announced losses by withdrawing from all insurance markets including its core New Jersey market and those in which it had aggressively been expanding since 1999. Your management thereupon organized and approved transactions with a competing company which they themselves founded and on which they also serve as the officers and directors, utilizing the assets, names, customers, goodwill, renewal rights and services of your company to conduct business from which you, as shareholders of MIIX, will not profit. In fact, your management has entered an explicit non-competition agreement with this company known as MIIX Advantage and told New Jersey's insurance regulators that MIIX' insurance business must be liquidated over time through a "solvent runoff". Now MIIX claims to be a fee-based service company but only provides insurance services to one company - MIIX Advantage. Your CEO and Interim CFO serve dual roles at MIIX and MIIX Advantage and a majority of your Board of Directors also sit on the Board of MIIX Advantage. Your management stands to profit from MIIX Advantage's success (even your CEO and CFO base salaries of $370,000 and $350,000, respectively, may be passed through under the management services agreement between your company and MIIX Advantage) which raise serious questions concerning conflicts of interest and who is looking out for MIIX stockholders such as you and me.

My purpose in writing is to share some details of my views that MIIX' board must resign and a stockholder's meeting be immediately called to elect a slate of new independent directors free from influences that would impede them from pursuing the best interests of the public stockholders of MIIX. I intend to nominate and seek election of a slate of directors to represent the interests of the public stockholders who are neither affiliated with MIIX Advantage, nor the Medical Society of New Jersey.

I also intend to propose a series of stockholder resolutions for such meeting requesting that the Board adopt and communicate to stockholders a policy of full board and committee independence and transparency, to redeem the company's stockholder rights plan (poison pill) and abandon its other anti-takeover measures that have depressed share prices and serve only to entrench management. It is my view that those measures, taken together with the agreements with MIIX Advantage, have deprived the public stockholders of the opportunity to participate in valuable alternative transactions and discourage market-based bids that would benefit the public stockholders while at the same time management has pursued a different direction that has prevented third-parties from presenting competing proposals.

Management has so far failed to schedule an Annual Meeting for the 2003 year so we do not presently have the ability to pursue such proposals.

Specifically, my proposal will request that the MIIX Board:

nominate director candidates such that, if elected, a substantial majority of directors would be independent, and if sufficient independent directors are elected, to appoint entirely independent audit, compensation, governance and nominating committees; and

eliminate the staggered Board and other charter and bylaw impediments that would allow independent stockholder nominees to stand for election as independent members of the Board of Directors; and

eliminate the other anti-takeover provisions such as those preventing stockholder action by written consent and preventing stockholders from calling a special meeting; and

redeem the stockholder rights plan (poison pill); and

launch an independent investigation of conflicts of interest involving MIIX, the Advantage transaction, potential breaches of fiduciary duty by management that serve both companies, the theft of corporate opportunity that deprives MIIX from re-entering the potentially lucrative New Jersey malpractice market, and the reasons for rejection of alternative transactions that have been presented to the company as alternatives to the MIIX Advantage transaction, and to evaluate additional avenues to maximize stockholder value.

CURRENT SITUATION:

MIIX has adopted the full spectrum of anti-takeover provisions designed to protect current management from review of their actions by stockholders. At the next

Annual Meeting of Stockholders only three of ten directors may be elected for a new three-year term.

Five of your Board members are Board members or otherwise associated with the Medical Society of New Jersey, including the three directors presently up for re-election. The Medical Society and certain of its directors have already been sued for improper conflicts of interest in their dealings with MIIX and MIIX Advantage by the former Deputy Executive Director of the Medical Society. The Medical Society and certain members of its own Board own a substantial number of MIIX shares.

At the same time, MIIX seeks to shield from impartial review all matters relating to the formation and management by your Board and executives of MIIX Advantage, a company that is neither a MIIX subsidiary or affiliate and, I believe, is privately owned by a group of doctors and investors. Other than license fees for use of the MIIX name and technology, management fees and service income, your company benefits in no material way from the success of MIIX Advantage in the potentially lucrative NJ insurance market, and, in fact, your Board has adopted non-competition provisions assuring that MIIX Advantage will not face competition from MIIX for a period of two years following termination of the agreements. The terms of your executives' employment agreements, however, provide them with lucrative bonuses depending on the success of MIIX Advantage. I believe this transaction to be a potential breach of your executive's and Board's fiduciary duties owed to you and me. We have not only watched a precipitous decline in the value of our investment as a result of these excesses, but we are left with our elected management serving the interests of a company that we do not own that has taken our corporate opportunity from us.

MIIX' management has launched their own "off-balance sheet" venture and cut costs and terminated MIIX' employees but only so much that MIIX retains the ability to service MIIX Advantage. MIIX' failure has contributed to New Jersey's current medical malpractice crises and price increases. Your management has embraced a MIIX Advantage business plan that ensures their continued jobs, protects the value of their equity and bonuses, but uses your assets for its success without appropriate compensation.

The market has spoken with resounding disappointment to their plans and actions with a decline from over $13.50 per share to $0.60 cents in less than a year - or a reduction of nearly $200 million in total market capitalization. It has been reported that MIIX' own CEO last year stated that MIIX shares should trade at much higher levels. Since then, MIIX losses of an additional $200 million were followed by announcements that MIIX was essentially going out of business as an insurer. MIIX shares have been threatened with delisting by the NYSE.

I believe the profitable New Jersey medical renewal business given to MIIX Advantage is a corporate opportunity that has been denied to MIIX stockholders. This can not be the only alternative for MIIX with respect to its valuable renewal rights and insurance license granted by the State of New Jersey.

Since a stockholders' meeting has not been scheduled we have not yet made our proposal other than through correspondence and meetings with company representatives. We urge you to let our Board of Directors know where you stand. Questioning MIIX' current course is appropriate and our voices should be heard. If you share my views, please contact me at the address above or via email at PROTECTMHU@AOL.COM. I'd also be happy to share copies of our letters to MIIX management with you.

LAMPF, LIPKIND, PRUPIS & PETIGROW

A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

210 EAST 49TH STREET, SUITE 400
NEW YORK, NEW YORK 10017
TEL: (212) 527-9974
FAX: (212) 527-9978

WILLIAM D. LIPKIND
STEPHEN E. LAMPF
NEIL L. PRUPIS
PAUL M. PETIGROW*
ELIZABETH GASSER
ANDREW E. [illegible]
ANDREW M. EPSTEIN
GRACE D. MACK*
SHEILA TARABOUR*
HARVEY J. KESNER

LOIS E. FELDMAN**
DOUGLAS P. SCHNEIDMAN*
[illegible] ANNE LAZARS*

OF COUNSEL
THEODORE I. BOTTER*
NEIL OSWALD ERIKSEN*
THERESA BORZELLI

*ALSO MEMBER OF N.Y. BAR
*ALSO MEMBER OF PA BAR
**ALSO MEMBER OF D.C. BAR
MEMBER OF N.Y. & D.C. BAR ONLY

NEW JERSEY OFFICE:
80 MAIN STREET
WEST ORANGE, NJ 07052
Tel: (973) 325-2100
Direct: (973) 736-1561

FACSIMILE
(973) 325-[illegible]
(973) [illegible]
kesner@llppklaw.com
File No. 6835-1

Exhibit B

December 16, 2002

Via Facsimile (973)622-3349 and Regular Mail

David J. D'Aloia, Esq.
Saiber, Schlesinger, Satz & Goldstein
One Gateway
13th Floor
Newark, New Jersey 07102-5311

Re: MIIX Group, Inc.

Dear David:

In reply to your voicemail and prior inquiry, this will confirm the attendees for the meeting currently scheduled with the MIIX executive committee on December 18 will be Stuart Glasser, Neil Prupis and myself. Please confirm the time and location for the meeting.

We have, to date, not received from the Company a copy of the current stock ownership list. As you know, under SEC rules registrants are required to furnish certain information within five business days of receipt of proposed shareholder resolutions. In particular, MIIX is to advise us whether it intends to mail our materials to record holders, a statement of the approximate number of record and beneficial owners, and an estimate of the cost of mailing. We have neither received this information nor the reasonably current stockholder list the Company agreed to provide for our client's own mailing, including NOBO/COBO information.

In connection with our client's proposed resolutions to be submitted at the 2003 Annual Meeting, we currently have no information regarding the date set for such meeting by the Board. We recently provided the Company with information concerning certain stockholder proposals to be included in the Company's proxy soliciting materials, together with an accompanying supporting statement. Unless advised otherwise, we will assume the Company has accepted its responsibility to include the resolutions and supporting statement with its own soliciting materials for the 2003 Annual Meeting. If necessary, we are willing to discuss reducing the size of our client's supporting statement that would be included in the Company's proxy statement.

Finally, we request that at least one independent member of the Company's Board of Directors not maintaining any relationship with the MIIX Advantage Board or Medical Society of New Jersey be available for our meeting on December 18th to discuss issues that relate to the Company's relationship with MIIX Advantage. We do not believe that directors maintaining dual allegiance can satisfy their responsibilities to MIIX' public stockholders, such as our client. NYSE Listing Rules (303.02) defines "independent" to mean a person who maintains "no relationship to the company that may interfere with the exercise of their independence from management and the company." We believe that a director of MIIX would only be independent and able to satisfy its obligations to the public stockholders if his or her only non-trivial professional, financial or familial connection to MIIX (or its insurer subsidiaries and predecessors) or its CEO and CFO within the past 5 years was their directorship. We would appreciate your concurrence whether such a director exists at MIIX, whether such person will attend our meeting and be able to address a proposal as outlined in our letter directed to the Company Secretary of December 10, 2002, and the basis upon which independence is asserted.

Thank you.

Very truly yours,



Harvey J. Keaner

cc: Stuart Glasser, MD

Exhibit C

DrinkerBiddle&Reath LLP

H. John Michel, Jr.
215-988-2515
john.michel@dbr.com

One Logan Square
18TH and Cherry Streets
Philadelphia, PA
19103-6996

215-988-2700
215-988-2757 FAX
www.dbr.com

PHILADELPHIA
WASHINGTON
BERWYN
NEW YORK

DrinkerBiddle&Shanley LLP
PRINCETON
FLORHAM PARK

December 17, 2002

VIA FACSIMILE AND FEDERAL EXPRESS

Harvey J. Kesner, Esq.
Lampf, Lipkind, Prupis & Petigrow, PC
210 East 40th Street, Suite 400
New York, NY 10017

RE: The MIIX Group, Incorporated

Dear Mr. Kesner:

We have been retained by The MIIX Group, Incorporated (the "Company") to represent it in connection with your letters dated December 10, 2002 and December 16, 2002. The third paragraph of your December 16 letter suggests that the December 10 letter was submitted to the Company pursuant to Rule 14a-8, although neither the December 10 letter nor the second paragraph of the December 16 letter are consistent with that suggestion. In any event, as noted in the Company's definitive proxy material, dated April 9, 2002, for its 2002 annual meeting of shareholders, the last day for submission of Rule 14a-8 shareholder proposals for the Company's 2003 annual meeting of shareholders was November 29, 2002. Accordingly, unless you subsequently advise the Company that your December 10 letter was intended to be a non-timely submission under Rule 14a-8 (which the Company may well oppose on that basis and numerous others), we will presume that you and your client are not proceeding under Rule 14a-8.

We are writing to primarily advise you that, absent prompt communication from you to the contrary, we interpret your letter of December 16, 2002 (but not your letter of December 10, 2002) as a request by the Company and your pursuant to Rule 14a-7 to mail the materials attached to your December 10 letter or provide a list of security holders to you so that you may mail them. The Company intends to respond to your request of December 16, 2002 by the close of business on Monday, December 23, as required by Rule 14a-7. The Company notes that it believes that the letter of Stuart Glasser, MD dated December 9, 2002, and allegedly filed with the Securities and Exchange Commission as a Notice of Exempt Solicitation pursuant to Rule 14a-2(b)(1), contains numerous materially misleading statements that the Company believes should be removed from the materials prior to their transmission to the Company's stockholders.

150th ANNIVERSARY
1849-1999

DrinkerBiddle&Reath LLP

If you have any questions, please do not hesitate to contact either me or Diana McCarthy at 215-988-2515 or 215-988-1146 respectively.

Very truly yours,



H. John Michel, Jr.

HJM/va

cc: David D'Aloia
Patricia Costante

Exhibit D

DrinkerBiddle&Reath LLP

H. John Michel, Jr.
215-988-2515
john.michel@dbr.com

Law Offices
One Logan Square
18TH and Cherry Streets
Philadelphia, PA
19103-6996

215-988-2700
215-988-2757 fax
www.dbr.com

PHILADELPHIA
WASHINGTON
BERWYN
NEW YORK
LOS ANGELES
SAN FRANCISCO

DrinkerBiddle&Shanley LLP
PRINCETON
FLORHAM PARK

December 23, 2002

VIA FACSIMILE AND FEDERAL EXPRESS

Harvey J. Kesner, Esq.
Lampf, Lipkind, Prupis & Petigrow, PC
210 East 40th Street, Suite 400
New York, NY 10017

RE: The MIIX Group, Incorporated

Dear Mr. Kesner:

As discussed in our letter dated December 17, 2002, we have been retained by The MIIX Group, Incorporated (the "Company") to represent it in connection with your letters dated December 10, 2002 (the "December 10 Letter") and December 16, 2002 (the "December 16 Letter"). In our letter dated December 17, 2002, we advised you of our interpretation of the December 16 Letter as a request by your client that the Company perform the acts required of it by Rule 14a-7. We have not received any communication from you to the contrary.

This is to advise you that the Company has elected to mail your client's materials to its stockholders consistent with its obligations under Rule 14a-7 and in accordance with the proxy rules, including, but not limited to, Rule 14a-9. As noted in our December 17 letter, the Company believes that your client's December 9 letter contains material misstatements and/or omissions; and the Company reserves all rights that it may have to object to these misstatements and omissions.

Consistent with your request, the Company plans to mail the materials contemporaneously, unless your client directs otherwise, with the Company's mailing of its own soliciting materials for the 2003 Annual Meeting. Please note that the Company's obligation to do so will not be triggered until it has received from your client prepayment for the costs of effecting the mailing.

The following information is furnished to you pursuant to paragraph (a)(1) of Rule 14a-7:

1. Management intends to solicit proxies from all of the record holders of the Company's common stock for its 2003 Annual Meeting. As of December 6, 2002, there were approximately 6,139 record holders.

Established
1849

2. Management intends to solicit proxies from all of the beneficial owners of the Company's common stock through brokers, bankers, and other persons. As of December 6, 2002, there were approximately 1,347 non-objecting beneficial owners.

3. The following is the estimate of charges for mailing and handling the materials attached to the December 10 Letter. Such materials shall be furnished by you to the Company along with envelopes therefor and postage or payment for postage. On this basis, the estimated cost of the mailing would be approximately $15,191.50. This cost includes postage and intermediary processing and handling fees. We will notify you approximately ten (10) days before the date we intend to mail our soliciting materials. We will expect to receive payment for the costs described above before the mailing date. If the costs of the mailing exceed the estimated amount, the Company will seek reimbursement from your client. If the costs are less than the estimate, the Company will remit the balance to your client.

If you have any questions, please do not hesitate to contact either me or Diana McCarthy at 215-988-2515 or 215-988-1146, respectively.

Very truly yours,



H. John Michel, Jr.

HJM/va

cc: David D'Aloia, Esq.
Patricia Costante, Chief Executive Officer

Exhibit E

LAMPF, LIPKIND, PRUPIS & PETIGROW

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

210 EAST 49TH STREET, SUITE 400
NEW YORK, NEW YORK 10017
TEL: (212) 527-9974
FAX: (212) 527-9976

WILLIAM D. LIPKIND
STEPHEN E. LAMPF
NEIL L. PRUPIS
PAUL M. PETIGROW*
ELIZABETH GASSER
ANDREW S. BERNS
ANDREW M. EPSTEIN
GRACE D. MACK*
SHEILA TARABOUR*
HARVEY J. KESNER

LOIS S. FELDMAN***
JILL LAZARE *
DOUG SCHNEIDMAN*

OF COUNSEL
THEODORE I. BOTTER*
NEIL OSWALD ERIKSEN*
THERESA BORZELLI

*ALSO MEMBER OF N.Y. BAR
**ALSO MEMBER OF PA BAR
***ALSO MEMBER OF D.C. BAR/
MEMBER OF N.Y. & D.C. BAR ONLY

NEW JERSEY OFFICE:
80 MAIN STREET
WEST ORANGE, NJ 07052
Tel: (973) 325-2100
Direct: (973) 736-1561

FACSIMILE
(973) 325-2839
(973) 243-0964

kesner@llpplaw.com
File No. 6935-1

December 18, 2002

Via Facsimile (215) 988-2757 and Regular Mail

H. John Michel, Jr.
Drinker, Biddle & Reath, LLP
One Ingam Square
18th And Cherry Streets
Philadelphia, PA 19103-6996

RE: The MIIX Group, Incorporated

Dear Mr. Michel:

Thank you for your timely response to our letter to Mr. D'Aloia regarding The MIIX Group, Incorporated ("Company").

Our letter directed to the Company "Secretary" on December 10, 2002 by fax plainly identified various "resolutions" as shareholder resolutions intended to be moved for adoption at the Company's 2003 Annual Meeting. Contrary to the suggestion in your letter, as you are no doubt aware, neither Rule 14a-8 nor 14a-7 impose any requirement that the specific rules relied upon by a stockholder under which a registrant's responsibilities are governed be identified to the registrant by the stockholder making a stock list demand or stockholder proposal. The registrant is bound to comply with the applicable rules notwithstanding the form, absent receipt of advice from the staff of the Division of Corporation Finance of a "no-action" position on exclusion for reasons that have been well-established. We are confident the nature of the resolutions proposed, and the manner of communication to the Company, will survive.

You have further alleged that the notice to the Company was not timely under the Company's 2002 definitive proxy statement. We are simply confounded by this claim given that your own letter acknowledges that the Company's definitive proxy statement dated April 9, 2002 which was not filed with the SEC until April 10, 2002, contains false and misleading information and a mistaken cut-off date for valid shareholder proposals. Under Rule 14a-8, the date proposals must be received is "120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." See Question 5. By our calculation that date would be December 10, 2002.

Finally, you have alleged our client's letter contains numerous materially misleading statements that should be removed. Our client's letter to a large degree relies on the Company's own SEC filings, exhibits, and reports for information, and otherwise contains expressions of our client's beliefs, which are honestly held. Admittedly, vast amounts of non-public information have not been made available to us which could alter the views of our client. While we have requested certain of this information in conjunction with our demand for a stock list under Section 220 of the Delaware General Corporation Law, access to these business records have been denied to us (See letter from David D'Aloia, Esq., dated December 5, 2002). We repeat the request to examine those records as was made in our letter to Mr. D'Aloia dated November 21, 2002. Nonetheless, we are willing to address your concerns and would welcome an opportunity to understand the basis for your views that the letter may contain statements in conflict with Rule 14a-9 prior to mailing.

If you would like to discuss any of the foregoing, I would be available after today's meeting with the MIIX Executive Committee in Princeton, New Jersey or telephonically thereafter at 212-527-9974.

Thank you.

Very truly yours,



Harvey J. Kesner

HJK/kcm

cc: Stuart Glasser, MD
David J. D'Aloia, Esq.

Exhibit F

LAMPF, LIPKIND, PRUPIS & PETIGROW
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

210 EAST 49TH STREET, SUITE 400
NEW YORK, NEW YORK 10017
TEL: (212) 527-9974
FAX: (212) 527-9976

kesner@llpplaw.com
File No. 6935-1

January 8, 2003

Via Facsimile (973)622-3349 and Regular Mail

David J. D'Aloia, Esq.
Saiber, Schlesinger, Satz & Goldstein
One Gateway Center
13th Floor
Newark, New Jersey 07102-5311

Re: The MIIX Group, Incorporated ("Company")

Dear David:

We have not yet received from the Company a copy of the current stock ownership list which you indicated in your letter of December 5, 2002 would be made available for inspection and copying in accordance with Section 220 of the General Corporation Law of the State of Delaware. Please advise when you believe such materials will be provided.

As stated in our letter of November 21, 2002, our client pursuant to Section 220 demands inspection and copying of records:

> "concerning the deliberations and meetings of management and of the Board of Directors concerning the [MIIX Advantage] Transaction, the Company's engagement, relations, and dealings with investment bankers and others in which strategic alternatives to the described [MIIX Advantage] Transaction have been considered or proposed; the Company's adoption during 2001 of a Stockholders' Rights Plan; and relating to the present composition and management of the Company's investment portfolio."

Your letter of December 5, 2002 refuses such request and you have declined to make available Company records other than the stock list. In particular, you state that the demand has not been made for a "proper purpose."

Under Delaware law, a proper purpose is any purpose "reasonably related to such person's interest as a stockholder" (Section 220 GCL). Ample caselaw confirms the right to the inspection of books and records beyond the mere delivery of the stock list. (See Saito v. Mckesson HBOC, Inc., No. 18553 (Ch Ct. 7/10/2001). A stockholder that merely suspects mismanagement is entitled to inspection relating to specific items of mismanagement. (See Grimes v. DSC Communications Corp, No 16145-NC (Ch Ct. 8/5/98); Skouras v. Admiralty Enterprises Inc. 386 A. 2d 674 (Ch. Ct. 1978); Everett v. Hollywood Park, Inc. No. 14566 (Ch. Ct. 1/19/96)). Furthermore, detailed information concerning anti-takeover provisions are plainly properly related to interest as a stockholder. (See Nottingham Partners v. Trans-Lux Corp, No. 8755 (Ch. Ct. 2/4/87)). Information concerning the Company as well as information in the Company's possession concerning its subsidiaries and their affairs are properly included in the demand. (See Carapico v. Philadelphia Stock Exchange, Inc., C.A. No. 16764 (9/27/00)).

In our prior communications and in our meeting of November 7, 2002 with management we indicated that our client's interest is in maximizing shareholder value. As such, our client has appropriately sought answers to various questions concerning the interrelations of MIIX board and executives and MIIX Advantage's board and executives, the adoption of anti-takeover measures, conflicts of interest and non-arms length transactions involving those companies and their operating subsidiaries. Such matters raise serious questions concerning possible breaches of fiduciary duty, self-dealing, corporate opportunity, waste and duty of loyalty concerns.

Our client has advised the Company that he seeks appointment of an independent board and independent committees of the board, as well as repeal of anti-takeover provisions. Our client demands an independent investigation be commenced into the matters described and has proposed adoption of various resolutions supportive of an independent board and a management structure conducive to impartial investigation of the transactions and conflicts alleged. An independent board committee should also consider any claims that could be asserted on behalf of the Company and the purpose of the information sought includes evaluation of claims that may be brought by our client as stockholder derivative actions. Our client's purpose includes communications with other stockholders and our client intends to communicate with other stockholders concerning his views of these matters.

Accordingly, we have concluded that the Company's outright refusal to permit inspection is improper and request that you reconsider your position in light of the foregoing.

Very truly yours,



Harvey J. Kesner

cc: Stuart Glasser, MD
Neil Prupis, Esq.